Exhibit 1.1

ANOORAQ RESOURCES CORPORATION

ANNUAL INFORMATION FORM

For the year ended December 31, 2010

Prepared as of March 23, 2011

GENERAL MATTERS

In this Annual Information Form for the fiscal year ended December 31, 2010 (“AIF”), all references to the “Company”, the “Group” or to “Anooraq” refer to Anooraq Resources Corporation and its subsidiaries, unless the context clearly requires otherwise. Certain terms used herein are defined in the text and others are included in the glossary of terms. See “Glossary”.

Except as noted, the information set forth in this AIF is as of March 23, 2011 and all information included in this document should only be considered correct as of such date.

Cautionary Note Regarding Forward-Looking Statements

This AIF includes certain statements that may be deemed “forward-looking statements”. All statements in this AIF, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects, are forward-looking statements. These statements appear in a number of different places in this AIF and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Anooraq’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Anooraq believes that such forward looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will continue to; achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labor slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include: fluctuations in market prices; the levels of exploitation and exploration successes; changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation; continued availability of capital and financing; general economic, market or business conditions; failure of plant, equipment or processes to operate as anticipated; accidents; labor disputes; industrial unrest and strikes; political instability, insurrection or war; the effect of HIV/AIDS on labor force availability and turnover; and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 6 “Risk Factors”.

Anooraq advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Anooraq or persons acting on its behalf. Anooraq assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Anooraq files from time to time with, or furnishes to, applicable Canadian securities regulators and the U.S. Securities Exchange Commission (“SEC”).

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This AIF uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. See the disclosure under the heading “Resource Category (Classification) Definitions”.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This AIF uses the term “inferred resources”. Anooraq advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See the disclosure under the heading “Resource Category (Classification) Definitions”.

Cautionary Note to Readers Concerning Technical Review of Bokoni

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of Bokoni. Some of the measured and indicated resource has been used in the cash flow analysis. For Canadian and U.S. mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify this part of Bokoni’s measured and indicated resource as a mineral reserve. There can be no assurance that this portion of the measured and indicated resource will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and Anooraq has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years, and for extended periods of time. The expansion projects described herein will require major financing: probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years. See also Item 6 “Risk factors”.

ITEM 1.	GLOSSARY

Certain terms used herein are defined as follows:

Anglo Platinum	Anglo Platinum Limited, previously known as Anglo American Platinum Corporation Limited, a public company incorporated under the laws of South Africa;

August 2004 Circular	the management information circular dated 11 August 2004 in respect of the extraordinary general meeting of the Company held on September 10, 2004;

BEE	Black Economic Empowerment, a strategy aimed at substantially increasing participation by HDSA at all levels in the economy of South Africa. BEE is aimed at redressing the imbalances of the past caused by the apartheid system in South Africa by seeking to substantially and equitably increase the ownership and management of South Africa’s resources by the majority of its citizens and to ensure broader and more meaningful participation in the economy by HDSA;

Boikgantsho	Boikgantsho (Proprietary) Limited, a private company incorporated under the laws of South Africa which holds the mineral title in respect of the Boikgantsho Project;

Boikgantsho Project	the Boikgantsho PGM Project, located on the Northern Limb of the Bushveld Complex in South Africa;

Bokoni or Bokoni Mine	Bokoni Platinum Mine, a PGM mine located on the Eastern Limb of the Bushveld Complex in South Africa;

Bokoni Group	Bokoni Holdco and all its subsidiaries;

Bokoni Holdco or Holdco	Bokoni Platinum Holdings (Proprietary) Limited, the holding company of Bokoni;

Bokoni Transaction	the transaction pursuant to which the Company acquired an effective 51% interest in Bokoni and an additional 1% interest in the Ga-Phasha, Boikgantsho and Kwanda projects;

DMR	the Government of South Africa acting through the Minister of Minerals and Resources and the Department of Minerals and Resources and their respective successors and delegates;

Ga-Phasha Project	the Ga-Phasha PGM Project, located on the Eastern Limb of the Bushveld Complex in South Africa;

Group	Anooraq, together with its subsidiaries;

HDSI	Hunter Dickinson Services Inc., a corporation incorporated under the laws of Canada;

HDSA	Historically Disadvantaged South Africans (and entities controlled by them) who suffered under the discriminatory practices of the system of Apartheid;

Kwanda	Kwanda (Proprietary) Limited, a private company incorporated under the laws of South Africa which holds the mineral title in respect of the Kwanda Project;

Kwanda Project	the Kwanda PGM Project, located on the Northern Limb of the Bushveld Complex in South Africa;

LTIFR	the lost time injury frequency rate;

Mineral Development Act	the Mineral and Petroleum Resources Development Act, 2002 (South Africa);

NYSE Amex	the NYSE Amex stock exchange, the successor to the American Stock Exchange;

Pelawan	Pelawan Investments (Proprietary) Limited, a private company incorporated under the laws of South Africa;

Pelawan Trust	the independent South African trust established in accordance with the Pelawan Trust Deed dated September 2, 2004, the present trustees of which are Deneys Reitz Trustees (Proprietary) Limited, Tumelo Moathlodi Motsisi and Asna Chris Harold Motaung;

PGM	platinum group metals or elements including platinum, palladium, rhodium and others; gold commonly occurs with PGM;

Plateau	Plateau Resources (Proprietary) Limited, a corporation incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Anooraq;

Platreef Project	the Platreef PGM Project located on the Northern Limb of the Bushveld Complex in South Africa, which includes the Kwanda Project, the Boikgantsho Project, and the Rietfontein and Central Block properties;

Royalty Act	the Mineral and Petroleum Resources Royalty Act (see details on page 13);

RPM or Rustenburg	Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum;

SAMREC	the South African Mineral Resource Committee;

SAMREC Code	the South African Code for Reporting of Mineral Resources and Mineral Reserves;

SARB	the Exchange Control Department of the South African Reserve Bank;

SEC	the United States Securities and Exchange Commission;

South Africa	the Republic of South Africa;

Transformation Charter	the Broad Based Socio-Economic Empowerment Charter for the South African mining industry, released in October 2002 and formally published in August 2004;

TSXV	TSX Venture Exchange Inc.;

USD or US$	United States dollar, the currency of the United States; and

ZAR	South African Rand, the currency of South Africa.

Geological/Exploration Terms

Farm	A term commonly used in South Africa to describe the area of a mineral interest.

Feldspar	A group of abundant rock-forming minerals, the most widespread of any mineral group and constituting 60% of the earth’s crust.

Feldspathic	Containing feldspar as a principal ingredient.

Gabbro	Coarse grained mafic igneous rock.

Mafic	Composed of dark ferromagnesian minerals.

Mineral Deposit	A deposit of mineralization that may or may not be ore. Ore is determined by a full feasibility study.

Mineral Symbols	Pt – Platinum; Pd – Palladium; Au – Gold; Ag – Silver; Cu – Copper; Cr – Chromium; Ni – Nickel; Pb – Lead; Rh – Rhodium; Ru – Ruthenium.

Mineralized Material	A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other materials factors conclude legal and economic feasibility. “Mineralized material” does not include materials classed as “inferred”, a classification that is acceptable under Canadian regulations (see “Resource Category (Classification) Definitions” below).

Norite	A coarse-grained plutonic rock in which the chief constituent is basic plagioclase feldspar (labradorite) and the dominant mafic mineral is orthopyroxene (hypersthene).

Pyroxenite	A medium or coarse-grained rock consisting essentially of pyroxene, a common rock-forming mineral.

Currency and Measurement

All currency amounts in this AIF are stated in Canadian dollars, referred to herein as “CAD”, “dollars” or “$”, unless otherwise indicated. For the U.S. dollar, expressed in Canadian dollars, the average noon exchange rate for 2010 and the noon exchange rate at December 31, 2010, as reported by the Bank of Canada, were 1.0299 and 0.9946 Canadian dollars per one U.S. dollar, respectively. For ZAR, expressed in Canadian dollars, the average noon exchange rate for 2010 and the noon exchange rate at December 31, 2010, as reported by the Bank of Canada, were 0.1409 and 0.1510 Canadian dollars per one ZAR, respectively.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

Resource Category (Classification) Definitions

The terms measured, indicated and inferred mineral resources used in the SAMREC Code are consistent with the Canadian Institute of Mining and Metallurgy (“CIM”) definition standards. The terms probable and proved mineral reserves under the SAMREC Code are consistent with the terms probable and proven mineral reserves under the CIM definition standards. In the opinion of the qualified person (“QP”), as such term is defined under NI 43-101, responsible for reviewing the AIF, the SAMREC classification of mineral resources and reserves meets the requirements of CIM definition standards.

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the CIM in 2005. Estimated mineral resources fall into two broad categories depending on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications are defined in NI 43-101 as follows:

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineralization may be classified as an Indicated Mineral Resource by the QP when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. An Indicated Mineral Resource estimate is of sufficient quality to support a preliminary feasibility study, which can serve as the basis for major development decisions.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the QP when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Industry Guide 7 — “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” (“Industry Guide 7”) of the SEC does not define or recognize “resources”. As such, mineral “resources” as used in this AIF are as defined in NI 43-101. Further, Industry Guide 7 defines a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. See “Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources” and “Cautionary Note to Investors Concerning Estimates of Inferred Resources”.

ITEM 2.	CORPORATE STRUCTURE

Name, Address and Incorporation

Anooraq Resources Corporation was incorporated on April 19, 1983 under the laws of the Province of British Columbia, Canada. The Company was transitioned under the Business Corporations Act on June 11, 2004, on which date the Company altered its Notice of Articles to change its authorized share structure from 200,000,000 common shares, without par value, to an unlimited number of common shares, without par value.

The Canadian head office of the Company is located at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. The registered office is in care of the Company’s Canadian attorneys, McCarthy Tétrault LLP at Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, telephone (604) 643-7100, facsimile (604) 643-7900. The South African head office of the Company is located at 4th Floor – 82 Grayston Drive, Off Esterhysen Lane, Sandton, South Africa 2146, telephone: +27 11 883 0831, facsimile: +27 11 883 0836.

Summary Corporate History and Intercorporate Relationships

From 1996 to mid 1999, the Company’s mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exploration on a South African platinum group metals project, the Platreef Project (see Item 5, “The Platreef Project”). The Company has two active Cayman Islands subsidiaries, N1C Resources Inc. (“N1C”) and N2C Resources Inc. (“N2C”). These two subsidiaries were incorporated on December 2, 1999 under the laws of the Cayman Islands. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares. N2C holds 100% of the shares of Plateau, a private South African mining corporation purchased by Anooraq on August 28, 2001. Anooraq holds all its interests in South African mineral projects through Plateau.

In September 2004, the Company and Pelawan, a private South African company, completed a transaction combining their respective PGM assets, comprising the Company’s PGM projects on the Northern and Western Limbs of the “Bushveld Complex” and Pelawan’s 50% participation interest in the Ga-Phasha (previously known as “Paschaskraal”) Project on the Eastern Limb of the Bushveld Complex in South Africa.

Pursuant to the terms of the Pelawan transaction, which constituted a reverse take-over (“RTO”) under the policies of the TSXV, the Company acquired Pelawan’s rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (63% of the total outstanding shares in Anooraq at that time) and a cash payment of 15.7 million ZAR. By completing the RTO with Pelawan, Anooraq reconstituted itself as a BEE company in South Africa with a view to positioning itself for greater opportunities within the South African mineral sector. This strategy was successful in 2007 when Anooraq announced a major BEE transaction with Anglo Platinum pursuant to which the two corporations determined to combine all of their existing joint venture interests, together with 100% of Anglo Platinum’s Bokoni Mine (formerly Lebowa Platinum Mines), under a new group structure, the Bokoni Group, of which Anooraq holds control over 51% of the equity and has management control over all operations. Anglo Platinum retains a 49% minority interest in the Bokoni Group. The Bokoni Transaction was completed on July 1, 2009. On completion of the Bokoni Transaction, the new simplified Anooraq Group structure is as follows:

Anooraq Resources Corporation Corporate Structure

The above simplified corporate structure is illustrated on a fully diluted share basis, post conversion of the B preference shares. Plateau is an indirect wholly owned South African subsidiary of Anooraq. Plateau owns the 51% shareholding in Bokoni Holdco.

ITEM 3.	GENERAL DEVELOPMENT OF THE BUSINESS

For the period 1983 to June 30, 2009, the Company was primarily an exploration company and, therefore, did not have any significant operating assets.

On July 1, 2009, the Company acquired 51% of the Bokoni Mine and also took management control. This was the first operating asset acquired by the Company that generated revenue. There was therefore a significant increase in the asset base of the Company as revenue generating assets were effectively acquired.

In 2010, Anooraq focused on implementing the foundation for its turnaround strategy from losses to profits at the Bokoni Mine operations. From an operational perspective, 2010 was a challenge with many of the foundational initiatives associated with the turnaround having to be implemented. The key areas of focus within the operations were:

•	improving safety performance;

•	cash cost cutting initiatives;

•	improving productivity levels and efficiencies;

•	increasing development to create more mining flexibility to allow for production build up;

•	increasing concentrator plant milling capacity in line with phase 1 expansion plan for Bokoni; and

•	implementing key capital projects to maintain and grow production.

Some of the more encouraging results from the operations (measured against July 1, 2009 takeover base) in 2010 related to:

•	a decrease of approximately 20% in unit cash costs;

•	an increase of 30% in monthly tonnes milled;

•	an improvement in mining efficiencies, measured on the basis of square metres per total employee costed, by 30%; and

•

a material increase in development metres to create additional mining flexibility, including primary development metres, as well as re development and sub development associated with pothole management.

The Company is seeking to grow production (phase 1 expansion program for Bokoni) in order to achieve the Company’s long term goal of achieving a monthly production of 160,000 tonnes per month by 2014.

From a safety perspective, Anooraq was not satisfied with the safety performance at the Bokoni operations during 2010. Despite maintaining safety standards, measured on LTIFR/200 000 hours, at levels above industry standard and achieving 2 million fatality free shifts during the third quarter 2010, there remains room for improvement, and a number of safety initiatives have been initiated during the year. We regret to report that the operations incurred a fatal accident during November 2010.

2010 saw significant challenges faced in the concentrator plant at Bokoni which occurred during implementation of the concentrator upgrade (part of the phase 1 expansion project for Bokoni) to allow the concentrator to treat 2 million tonnes per annum (“Mtpa”). As part of this process, the concentrator process has been automated to a great extent, which should eventually allow for better recoveries. Since these upgrades were done while the concentrator was operational, it resulted in reduced grade recoveries and corresponding reduction in PGM ounces (“oz”) produced. However, the plant operations stabilized during Q4 2010 and the outlook for the concentrator plant operations is positive moving into 2011.

The outlook for the business in 2011 can be described as cautiously optimistic as a result of the good progress that has been made in establishing the correct base from which to grow production.

From a macro perspective, there was a 24% year-on-year increase in the ZAR PGM basket price at the Bokoni operations during 2010 and this improved basket price should continue in 2011. The biggest risks associated with revenue basket improvement continues to be sovereign government debt crisis in Europe and the increasing speculative investment emphasis in the physical PGM markets, potentially creating increased volatility in metal pricing.

Above inflation increases in wages and increases in power costs remain the biggest threat to mining cost inflation in South Africa. The Bokoni operations will need to continue with unit cost reductions through improved production efficiencies in order to counter these inflationary challenges. It is expected that the production growth profile planned for 2011 will assist in improving the unit operating cost due to economy of scale benefits and mining moving into a more efficient environment in Brakfontein and Middelput Hill shafts.

From a corporate perspective, the outlook for Anooraq remains positive. The key strategic focus areas for 2011 will be:

•

to accelerate our balance sheet re-financing initiative, whereby our temporary funding structures introduced for acquisition purposes in July 2009 are re-financed, having regard to much improved market conditions;

•	to continue to assess organic growth opportunities within the Bokoni Mine lease area; and

•	to complete feasibility studies on key growth projects such as Boikgantsho and Ga-Phasha exploration and development projects.

ITEM 4.	DESCRIPTION OF THE BUSINESS

Anooraq’s Business Strategy and Principal Activities

Anooraq is engaged in mining, exploration and development of mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of annual primary platinum supply to international markets.

2009 represented the most important year in Anooraq’s history. With effect from July 1, 2009, the Company transformed from an exploration and development company into a PGM producer through the Bokoni Transaction.

Anooraq’s objective is to become a significant PGM Group with a substantial and diversified PGM asset base, including production, development and exploration assets. The acquisition of the controlling interest in Bokoni Holdco is the first stage of advancing the Group’s PGM production strategy and has resulted in the Group controlling refined annual production of 147,600 4E ounces (based on 2008 production at the Bokoni Mine from 1.1 million tonnes of ore milled) and a significant mineral resource base of approximately 200 million PGM ounces (100% of the controlled operations), the third largest PGM mineral resource base in South Africa.

Anooraq derives its revenues from PGM production through the sale of metal-in-concentrate produced at the Bokoni Mine to Anglo Platinum in terms of a dedicated concentrate sale agreement. This metal-in-concentrate contains various payable metals, the most material of which are precious metals, being platinum, palladium, rhodium and gold, as well as base metals, including copper and nickel. On delivery of the Bokoni metal-in-concentrate to Anglo Platinum, metal assays are performed in order to assess metal content. Anglo Platinum then pays Anooraq for such metal-in-concentrate based on a formula relating to spot metal pricing, less smelting and refining charges, as well as penalties (if applicable).

Principal PGM Market

The major market for PGMs remains the automotive sector where varied combinations of platinum, palladium and rhodium are used in autocatalytic converters, which reduce the effects of harmful emissions generated by automobiles. 2009 represented a difficult year for the automotive sector with declining auto sales in the United States and European markets. This drop in demand was partly offset by government economic stimulus packages through incentivized vehicle scrappage programmes and increased auto demand in China where new vehicle sales increased to record levels to rival the United States as the top new vehicle sales region internationally.

Commodity cycles in general consist of peaks and troughs, depending on a myriad of economic factors. Up until mid 2008 we witnessed a seven year upward cycle in the PGM space and we then saw a structural pull back from mid 2008 through to 2009, largely predicated on the global credit crunch with signs of recovery starting to emerge in early 2010. From a macro perspective we witnessed a 24% year-on-year increase in the ZAR PGM basket price at the Bokoni operations during 2010 and this improved basket price should continue into 2011. The biggest risks associated with revenue basket improvement still remains with sovereign debt risk in Europe and the ever increasing speculative investment emphasis in the physical PGM markets, thereby creating room for increased volatility in metal pricing.

The PGM jewellery market remains an important demand component for the sector and 2009 was a strong year for platinum demand from Asian countries, with Chinese jewellery demand rising and remaining resilient throughout the period. The introduction of new platinum and palladium exchange traded funds over recent years, and more recently in the United States, has increased investor demand within the sector and will continue to create more price volatility for PGMs going forward. In 2010, this trend continued with platinum and palladium exchange traded fund investment remaining resilient, even in the face of declining metal prices in the first half of 2010. Palladium was the best performing PGM metal during 2010 with investors buying palladium based upon speculation that Russian strategic stockpiles have been depleted and anticipated growth in Brazil, Russia, India and China (“BRIC”) emerging market auto sectors which are weighted in favour of gasoline engines which utilise palladium loaded autocatalytic converters. The global auto sector, while starting to show signs of recovery, remains off its demand highs seen immediately prior to the global financial crisis in 2008 and this trend is expected to continue in light with global economic recovery trends. Jewellery demand remains strong in Asian markets where demand for the white metal continued to demonstrate strength in 2010.

Increased vehicle emission control standards internationally, together with continued growth and industrialization in China, India, Brazil, Russia and Indonesia, provide significant opportunity for demand growth in the PGM market.

The Company believes that its relative competitiveness within the PGM sector remains poised to improve. The Company holds a relative advantage at its operations with an average reserve grade of 4.2 grams per tonne (“g/t”) (PGM) when compared to a South African PGM grade averaging at 3.5 g/t. It also holds an advantage in respect of mining depth, as the Company mines at an average mining depth of 220 metres below surface, while many other operations in South Africa are operating at 1,000 metres below depth. This advantage, together with established infrastructure at the Bokoni operations and the fact that the Bokoni operations have a 75% fixed cost base, should translate into the Company decreasing its unit cash cost relative to industry standard once the operations begin to produce increased PGM volumes during the 2011 to 2014 expansion growth phase at Bokoni. The biggest challenge for the Bokoni operations remains its low productivity rates when compared to its industry peers. The average operating efficiencies at the Bokoni operations are currently 4.5 square metres per operating employees, which is 30% below certain of the Company’s competitors in South Africa. These low efficiencies are largely attributable to a lack of mining flexibility at the Bokoni operations, an issue which is in the process of being rectified through an intensive development programme which will establish a number of spare mining panels at the operations and create mining flexibility for stoping teams.

Mining and Exploration in South Africa

There are three major PGM producers with smelting and refining capacity in South Africa, producing in excess of 80% of total PGM production from South Africa. The balance of production comes from smaller PGM producers, the majority of which produce and sell metal in concentrate to one of the three major producers for smelting and refining in terms of an off-take agreement.

Underground mining operations in South Africa are labour intensive with 60% of operational expenditure at the Bokoni Mine applied to labour. The Bokoni Mine employs approximately 3,426 enrolled employees and has approximately 1,690 contractors. The mine employees are represented by three labour unions and wage negotiations are generally held every two years with a one to two year wage accord being agreed subsequent to such negotiations.

Anooraq has been advised by the DMR that the Bokoni Group has received conversion of all of its mining rights, as well as its prospecting rights into new order rights (i.e. the Company has successfully completed the transformation of its existing mineral rights into so called new order rights, as required to secure mineral tenure in terms of South African Mineral Legislation and its associated Transformation Charter).

Royalties

The South African mining sector has undergone a series of significant legislative changes in the past decade.

The South African government has enacted the Royalty Act, which imposes a royalty payable to the South African government by businesses, based upon financial profits made through the transfer of mineral resources. The legislation was passed on November 17, 2008 and came into operation on March 1, 2010.

As a result of the legislation resulting from the Royalty Act, a royalty will be levied for the benefit of the National Revenue Fund of the government of South Africa. The amount levied is based on a percentage calculated by a formula, up to a maximum of 5% on gross sales of refined mineral resources and 7% on gross sales of unrefined mineral resources.

The ultimate royalty to be charged is formula based, varying according to the profitability of mining operations. As the Bokoni Mine produces metal in concentrate (unrefined mineral resources), the minimum royalty payable with effect from March 1, 2010 will be 0.5% of gross sales and the maximum royalty payable will be 7% of gross sales, based on the following formula:

Royalty percentage payable on gross sales of unrefined metal produced = 0.5 + [(EBIT x 9)/gross sales]. The imposition of this royalty was anticipated by the Group and has been taken into consideration with regard to all budgeting and other financial planning processes going forward.

A royalty was paid in 2010 for an amount of $475,762.

Organizational Structure

Anooraq operates through one indirect wholly owned principal subsidiary, Plateau, which holds various rights to the mineral projects in South Africa. Refer to Item 1 for a simplified Group structure.

Mineral Projects - Overview

The principal properties of Anooraq are located on the northern and eastern limbs of the BIC. For further information about the Company’s mineral projects, see Item 5 “Mineral Projects”.

ITEM 5.	MINERAL PROJECTS

The Bokoni Mine

The Bokoni Mine is an operating mine located on the north-eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project. The Bokoni Mine property consists of two “new order” mining licences covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 Reef horizons. The Bokoni Mine has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans to 2014. The Bokoni Mine has an extensive shallow ore body, capable of supporting a life of mine plan for the next 50 years. Current mining operations are being conducted at shallow depths of approximately 70 metres underground at the UG2 operations and 300 metres underground at the Merensky operations. This benefits the Bokoni Mine’s operations as a result of the fact that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine is currently producing approximately 85,000 tonnes per month (“tpm”) of ore from its UG2 and Merensky reef horizons. UG2 production is exclusively from the Middelpunt Hill shaft (“MPH”) which consists of 4 adits and 2 underground levels. Merensky ore is produced from three shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 35,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to increase from its current production levels of 10,000 tpm over the next two years. The new Brakfontein shaft is in a ramp up phase and will be increased from its current production levels of 20,000 tpm, to a steady state production level of 120,000 tpm by 2014. On completion of the initial ramp up phase to 2014, it is anticipated that the Bokoni Mine will produce 160,000 tpm of ore (240,000 PGM ounces per annum) consisting of 120,000 tpm from the Merensky reef and 40,000 tpm from the UG2 reef.

Given the magnitude of the Bokoni Mine’s ore body, lying open at depth with its numerous attacking points, management is of the view that the Bokoni Mine has the potential to be developed into a 375,000 tpm (570,000 PGM ounces per annum) steady state operation in the medium to longer term.

The older Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at Vertical shaft and an incline shaft system at UM2 shaft. The Bokoni Mine will invest in maintenance of infrastructure at Vertical shaft to sustain mining at current rates for the next four to five years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life-of-mine of these shafts will also be investigated in the short to medium term.

The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods and stoping is conducted using hand held electric drilling machines.

The MPH shaft is in the process of converting the transport of broken ore from its current mechanized hauling system to a conveyor belt transport system similar to that of Brakfontein shaft. Vamping opportunities in the older adit areas are being investigated to supplement underground mining production.

Bokoni, at the current metal prices and US$ exchange rates against the ZAR, is cash flow negative at an operational level (before depreciation and interest expense) largely as a result of the shutdown of the concentrator in the third quarter for planned maintenance. Bokoni is expected to become cash flow positive after capital expenditure towards the second half of 2011 if the current commodity prices for the PGM basket and US$ exchange rate against the ZAR continue at current levels and production increases.

The following is a summary of technical information relating to the Bokoni Mine. Other than the mineral resource estimates and mineral reserve estimates for Bokoni Mine disclosed in this AIF, the technical information is based on the May 12, 2009 technical report relating to the Bokoni Mine, “Technical Report: Lebowa Platinum Mine Limpopo Province, South Africa” (the “May 2009 Technical Report”) and is available on the System for Electronic Analysis and Retrieval (“SEDAR”) at www.sedar.com. The QP responsible for the technical information in the AIF is Mr. B. Reddy (BSc. Hons. Geology, Pri. Sci. Nat.) who is also an officer of Anooraq. In the opinion of the QP, there are no material changes to the mineral property as discussed in the May 2009 Technical Report filed on SEDAR.

Project Description and Location

Location

The Bokoni Mine is located in the Sekhukhuneland District of the Limpopo Province of South Africa, approximately 80 km southeast of Polokwane, the provincial capital city, and approximately 330 km northeast of the city of Johannesburg. The area is serviced by a tarred road between Polokwane and Burgersfort. There is direct access along a service road from the Bokoni Mine to the main tarred road.

Figure 1. Bokoni Mine’s location in the Bushveld Complex in the Limpopo Province of South Africa

The Mineral Resources and Reserves on the Bokoni Mine and Ga Phasha properties are located within the Merensky and the UG2, which outcrop and sub crop on these properties and underlie the properties, dipping from the east towards the west. The Measured Mineral Resources and Indicated Mineral Resources are primarily located in the shallow areas above 650 m while the balance of the Mineral Resource is located in the deeper areas below 650 m and is classified as Inferred Mineral Resources. Similarly, the majority of the Proven Mineral Resources and Probable Mineral Reserves are located less than 650 m below the surface.

Mineral Rights

Figure 2 illustrates the locations of the areas covered by the mining licences according to South African Surveyor General’s plans. Traditionally, South African mining rights are issued over complete properties (farms) or portions thereof.

The Bokoni property consists of two “new order” mining licences covering an area of 15,459.78 hectares. The Bokoni mining area, together with licence numbers and expiry dates are presented in Table 1 below.

Table 1: Bokoni Mine’s Mining Licence Areas.

Property	Area (ha)	Old Order Licence No.	Original Expiry Date	Date Conversion Granted	New Order Licence Number	Valid For
Middelpunt 420 KS	1 544.91	06/2003	17/12/2025	12/05/2008	LP	Up to 30
Diamand 422 KS	2 238.65				30/5/1/2/59/MR	years
Umkoanesstad 419 KS	2 635.10
Zeekkoegat 421 KS	2 127.69
Brakfontein 464 KS	2 391.04
Wintersveld 417 KS	2 459.75	23/2003	26/11/2013	12/05/2008	LP
Jagdlust 418KS	2 062.63				30/5/1/2/65/MR
Total	15 459.77

Surface rights

The surface overlying the Bokoni Mine is owned by the South African Government (the “State”), and tenure to the required areas are currently held through various surface right permits (“SRPs”) in terms of Section 90 of the Mining Rights Act of 1967 and lease agreements. Pursuant to Item 9 in Schedule II to the Mineral Development Act, Act No. 28 of 2002, such SRPs will remain in force and attach to converted mining rights. Such SRPs have been re-registered in accordance with the requirements of Item 9.

Surface structures

In addition to the various mine shafts, the Bokoni Mine’s surface structures include:

•	the mine buildings, including offices, change-houses and hostel facilities;

•	workshops, compressor houses and stores;

•	concentrators; and

•	tailings dams and waste rock dumps.

Figure 2. Plan indicating the Bokoni Mine’s surface infrastructure

Environmental Matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”), which applies to all prospecting and mining operations, requires that these operations are carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

•	premature closure;

•	planned decommissioning and closure; and

•	post closure management of residual and latent environmental impacts.

In respect of the Bokoni Mine, an external assessment to determine the environmental closure liability was undertaken in September 2010. As at December 31, 2010, the total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms, was estimated to be $13.7 million.

Annual contributions are made to a dedicated environmental trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life. As at December 31, 2010 the amount invested in the environmental trust fund was $3.0 million. The shortfall of $10.7 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is funded through guarantees from Anglo Platinum and will be re-negotiated in June 2011.

Anooraq’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Company has incurred, and expects to incur in future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

Currently, the most significant environmental liabilities that have been identified at Bokoni Mine are dust generation from the tailings dams and seepage of contaminated water from the settling dams.

The consolidated Merensky tailings dam at the Bokoni Mine has been identified as a major source of dust in this relatively arid area. At present, some remedial steps have been undertaken to allay the dust and these include partial vegetation of the slopes of the dam as well as constructing wind-screens on the top of the dam. Both are considered inadequate and in the longer term as legislation becomes stricter it is expected that the slopes and top of the tailings dams will have to be clad with rock and/or adequately vegetated.

Initial shallow underground mining at the Bokoni Mine intersected both weathered and fractured overlying aquifers. Therefore, there is an ongoing seepage of ground water into the workings from the Rapholo River. In addition, water from the decant water catchment dam below the tailings dam also seeps into the workings. Total ingress is in the order of 11,000 cubic metres per day. Subsequently there is on-going pumping of a significant amount of water out of the mines and into surface settling dams. Currently, the existing Water Usage Licence (“WUL”), granted in October 2008, permits discharge up to 1.9 million cubic metres of water annually into the Rapholo River until April 2009. The Bokoni Mine requested an amendment to the WUL, which was declined by the Department of Water Affairs, but an appeal was submitted to the water tribunal. Currently a water study is in progress to update the water model for the mine, to increase the understanding of the aquifer. No water was discharged into the Rapholo River during 2010.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography, elevation and vegetation

The Bokoni Mine is located on an undulating plain between a range of hills in the north and a range of low mountains in the south. The plain is bisected by the Rapholo River, a major river in the area, which joins the Olifants River further downstream.

The average altitude of the plain is 800 metres above mean sea-level (“mamsl”) and the average altitude of the adjacent mountains is 1,600 mamsl. The plain, hills and mountains are sparsely vegetated with grasses, shrubs and occasional small trees with stunted growth. The vegetation is a result of both the arid climate and over-grazing by cattle and sheep.

There is some subsistence agriculture in the adjacent areas which is limited to small family farmed maize fields. There are notable expanses of bare soil on the surrounding properties and erosion is evident along water-courses in the area.

Access

The Bokoni Mine is accessed from the R35 provincial all-weather road between Polokwane, the capital of Limpopo Province and Burgersfort, a town to the south-east in the neighbouring province of Mpumalanga. The nearest railway stations are at Polokwane and Steelpoort 80 km and 100 km away, respectively. However, rail is not the preferred means of transport and all stores and equipment are delivered by road-truck to the Bokoni Mine.

The nearest commercial (domestic) airport is at Polokwane but the Bokoni Mine does have a private heliport which is available for emergency evacuation if required.

Proximity to population centre and transport

The nearest large town is Polokwane, which is a modern and developing town providing housing, schooling, health care, shopping, commercial and government administrative facilities.

Many of the Bokoni Mine employees reside in Polokwane in company-owned or privately-owned suburban housing and commute to the Bokoni Mine by company bus or by private vehicle. The remaining employees are housed in a mine residential ‘village’ at the Bokoni Mine, while some staff reside in local private dwellings in the surrounding rural area.

Climate and length of operating season

The Sekhukhuneland District of the Limpopo Province has a typical arid, temperate Southern African climate. In the summer (September/October to March/April), day-time temperatures can reach the mid to high 30°C cooling to just below 20°C overnight. Rainfall occurs between November and March and annually can be between 300 millimetres (“mm”) and 500 mm.

Winter temperatures can be below 10°C overnight but warming to the mid-20s in the daytime. Winter is characterised by clear skies and summer by clear skies with isolated clouds. In both cases the vast majority (70% or greater) of days can be classified as ‘sunny’. Extreme weather conditions occur only a few times a year and can include mist, high wind with dust, thunderstorms and occasional hail. The mine operates 12 months per year and is not affected by climate and weather.

Infrastructure

Power

The Bokoni Mine’s electricity requirements are provided directly from Eskom, the South African national power utility. The mine has a contract with Eskom that guarantees a notified maximum demand of 40MVA but the actual steady state use is around 30MVA. Eskom supplies all power to site via the Middelpunt 132/22kV substation. In-feed to this substation is via two separate and independent 132kV overhead line structures, each from a different substation on the Eskom grid.

The power supply lines to site are robust, but there are concerns about generation at a national level. Reliability of supply was formerly good, but difficulties began to be experienced with the capacity of Eskom to meet national demand in the second half of 2007. This culminated in many South African mines having to shut down operations for a few days in January 2008, owing to the near-collapse of the national power grid. The situation has since been normalised, and appears to have stabilised for now, although in the long term there is ongoing concern as to whether Eskom will successfully meet demand in future years.

Significant power price increases have been experienced recently, and are likely to continue for some years, as funding for new generation projects are funded by the consumer.

The National Energy Regulator of South Africa (“NERSA”) has released its decision on Eskom’s power tariff increase applications. The effect of this decision is that power tariff increases in South Africa will be affected over a three year period as follows:

2010/2011	:	24.8%
2011/2012	:	25.1%
2012/2013	:	25.9%

The net effect of this decision is that current power input costs at mining operations in South Africa will increase by approximately 100% over the next three years. The Bokoni Mine is currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise between 5% (summer tariffs) and 8% (winter tariffs) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% over the next three years. The Bokoni Mine continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

Water

The Bokoni Mine is supplied with raw water from the Olifants River via the Lebalelo Pipeline which was constructed and is operated by a Water Users Association predominantly made up of mines in the area. Additional water is available from the dewatering of the mines. Potable water is supplied from five boreholes supplying 30 - 50kl per day. It is pumped into a Braithwaite tank for storage and then used on site. There is also a filtration plant used as a backup to meet plant service water needs. It is unlikely that the Bokoni Mine will suffer business interruption losses due to water shortages.

Tailings dams

There are two tailings dams at the Bokoni Mine, the Merensky tailings dam and the UG2 tailings dam, both are located near the Concentrator Complex at Bokoni Mine. The Merensky tailings dam has an area of approximately 70 ha and the UG2 tailings dam has an area of approximately 63 ha.

The current tailings dam has a combined capacity of 170 kilo tonnes per month (“ktp”) at a maximum rate of rise of 2.5 m per annum. This is adequate for current production levels.

Waste rock dumps

Waste rock dumps are located adjacent to the various shafts to accommodate the broken waste rock hoisted from underground. The inert waste rock is used for construction and in future may be used to clad the slopes of the tailings dams.

Personnel

Organisational structure and compliment

The Bokoni Mine’s organisational structure is similar to other South African mines, whereby production is divided into the departments of mining, engineering and services. Services include mineral resource management, finance, human resources, health and safety and the concentrator. Each department is managed by a head of department who reports to the general manager.

As required by South African statute, various persons are legally appointed to their positions, including the mine manager and his immediate subordinates as well as the engineering manager and his subordinates. Appointed managers are obliged to ensure that the mining activities are carried out according to the Minerals Act regulations and/or codes of practice/standard procedures drafted and adopted by the Bokoni Mine.

The Bokoni Mine at December 31, 2010 employed a total of 5,116 people across all disciplines and in all categories, as shown in Table 2 below.

Table 2. The Bokoni Mine employee compliment

Patterson Grade	Description	Actual
A	Semi-skilled: General workers	437
B	Skilled: Artisan and miners	2,536
C	Supervisor: Foremen	377
D	Middle Management	68
E	Senior Management	8
F	Contractors	1,690

TOTAL		5,116

The above labour compliment includes all personnel necessary for the current operations.

Employment policy

The Bokoni Mine’s employment policy is to include all core skills from rock-face to manager as permanent ‘payroll’ employees. An agreement was reached with unions to the effect that contract labour would be utilised on UM2 shaft, which has a limited life of mine, in order to enable the mine to use its own employees on the build up of production on the long life Brakfontein mine.

The Bokoni Mine, however, continues to employ contractors in certain non-core activities.

Skills shortage and development

The Bokoni Mine suffers from the industry-wide skills shortage, particularly in the mining processing and engineering disciplines. Currently the Bokoni Mine has a Skills Retention Policy which includes various initiatives to retain employees with scarce skills including retention allowances. The skills shortage as at December 31, 2010 is summarised in Table 3.

Table 3. Current Bokoni Mine critical skills shortage

Description	Actual	Required	Shortage
Shift Supervisors	50	54	4
Miners	81	84	3
Mine Overseers	11	12	1
Artisans	94	104	10
Engineers	4	5	1
Mining Managers	2	3	1

Total	242	262	20

The skills shortage is also being addressed through training and development. The Bokoni Mine still enjoys the benefit of Anglo Platinum’s skills capacity pool, its Learnership and Candidateship programmes for miners and mining equipment operators. Targeted recruitment continues to take place at the mine.

The shortage of miners is being addressed by having 6 learner miners in training. The shortage of artisans is being addressed by having 6 engineering learners in training.

The Bokoni Mine training centre has been accredited by the Mining Qualifications Authority (“MQA”) and in house training takes place for all core occupations. The mine also utilises Anglo Platinum training facilities on a pay for use basis. The Bokoni Mine has an adult basic education training programme and an HIV/AIDS prevention programme in place. The local community also benefits from these programmes.

Bokoni also received an accreditation to present the safety representative training from MQA.

History

The production history for the last three years is shown in Table 4 below.

Table 4. Production summary for the past three years

	2008	2009	2010
Tons Milled	1,098,000	943,403	1,044,084
4E In Situ Grade	5.42	5.09	5.04
4E Oz Produced	142,039	116,586	116,164

Geological Setting

Regional geology

The BIC is situated in the northern half of South Africa and exists as an ellipse-shaped body consisting of five lobes. The BIC is the world’s largest known ultramafic igneous intrusion that extends approximately 450 km east to west and approximately 250 km north to south and forms parts of Limpopo, North-West Province, Gauteng Province and the Mpumalanga Province. It is estimated to have been formed approximately 2,000 million years ago. The BIC is host to PGM mineralisation in addition to chrome, vanadium, nickel and copper.

The five lobes are referred to as the Western, Eastern, Northern (includes both the Potgietersrus and Villa Nora compartments), South-Eastern, and Far-Western areas. The latter occurs as a limb-like extension to the west of the BIC and mainly comprises rocks of the Marginal and Lower zones, with some Critical and Main zone development. The South-Eastern BIC is completely covered by sedimentary successions of the Karoo Supergroup, while the remaining four lobes are variably exposed with some areas under extensive soil cover.

The Merensky and UG2 are products of primary magmatic mineralisation within the BIC.

Figure 3. Regional geological setting – Bushveld Igneous Complex

Local Geology

The Bokoni Mine is located on the northern extremity of the Eastern Limb of the BIC. The platiniferous horizons of economic significance occur within the Merensky and the UG2 horizons. PGM mineralisation is specifically located within the Merensky horizon and the UG2 horizon, which forms part of the Upper Critical Zone of the Rustenburg Layered Suite.

Both horizons sub crop and in some instances outcrop in the project area along a 16.5 km strike length. The BIC layering dips from northeast to southwest at approximately 25º in the north-western areas (Zeekoegat), and gradually decreases to approximately 18º in the south-eastern area (Brakfontein). The general structural geology is characterised by northeast and east trending dykes and faults with associated conjugated joint sets.

The mining area is located within the farms, Zeekoegat, Middelpunt, Umkoanestad and Brakfontein. The north-eastern portion of the mining area is located below a range of pyroxenite hills and the south-western portion is below the valley floor and is overlain by black turf.

The Merensky is a feldspathic pyroxenite reef horizon and is stratigraphically situated 350m above the UG2 and is near the top of the Upper Critical Zone. The Merensky is located below the three to six metre thick Merensky Pyroxenite layer and above the Merensky Norite layers. Two thin chromite stringers are discontinuously developed with the upper stringer positioned 20 cm to 25 cm from the Merensky Pyroxenite hanging-wall contact, and the lower stringer located on or just above the Merensky Pyroxenite’s basal contact. In the absence of a consistently developed chromite stringer, the upper contact of the Merensky Pyroxenite layer assists to define the top position of the Merensky horizon and is a guide for sampling purposes and on-reef mining. The Merensky hanging wall stratigraphic sequence is typified by medium to coarse grained feldspathic lithologies, ranging in composition from mela-norites to anorthosites. The Merensky footwall stratigraphic sequence has a sharp footwall contact, usually marked by the lower chromite stringer. While the top contact tends to be planar, the basal contact is undulating as a result of thermo-chemical erosion of the more mafic Merensky lithologies with their underlying felsic lithologies. This contact is often associated with a thin anorthosite layer (approximately 3 cm thick) that probably formed as a secondary reaction product of thermal erosion.

The UG2 is stratigraphically situated approximately 350 m below the Merensky and is separated by a series of well layered sequences. The UG2 is comprised mainly of this well defined chromitite layer together with minor hanging wall and/or footwall constituents. The average width of the UG2 is 70 cm. It is overlain by a medium-grained poikilitic feldspathic pyroxenite that averages 9.85 m in width, and hosts a variable number (generally up to 4) of very thin chromitite layers. The position of these stringers is important to the mining of the UG2. The UG2 is underlain by a pegmatoidal feldspathic pyroxenite layer of approximately 0.75 m in width which is commonly host to disseminated chromite and some base metal sulphide occurrence within close proximity to the UG2. The UG2 elevation isopachs indicate a relatively undisturbed tabular and gently dipping layer. UG2 widths generally increase to the west from an average of 67 cm on Umkoanestad to 74 cm on Zeekoegat. There is no evidence of severe undulations to this layer that would adversely affect the planned mining method. Severe undulations of the UG2 are known to hamper mining by increasing dilution and off-reef mining.

Potholes are magmatic disturbances of the reef plane that are generally deep eroded depressions that have serious structural implications in respect of reef continuity. Merensky potholes, including those at the Bokoni Mine, have been well documented. Current indications are that potholes account for approximately 16% of the estimated total geological loss of 20%.

As with the Merensky, the UG2 is known to be affected by potholes. UG2 potholes typically have a “soup-bowl” profile. The characteristics of normal UG2 are not preserved in the Bokoni Mine potholes and the succession often occurs as a variably thickened feldspathic pyroxenite package, containing disrupted and discontinuous chromitite layers. As a result, grades within potholes are highly erratic and, invariably, sub-economic. UG2 potholes at the Bokoni Mine are commonly destructive and are not economically mineable. Geological pothole losses for the UG2 are estimated at 9% of the estimated total geological loss of 15% for the Bokoni Mine.

The weathered overburden (soil and calcrete) depth across the Bokoni Mine is highly variable ranging from no overburden in the rocky outcrops and hill areas, to in excess of 50 m in the valley areas. The average overburden depths below surface are Zeekoegat 10 m, Middelpunt 22 m, Umkoanestad (valley) 30 m, Umkoanestad (mountain) 2 m and Brakfontein 40 m. The depth of oxidation may be reasonably estimated by adding 25 m to the overburden depth. A mineralogical study by Paetz & Reinecke (Dec 2002) has confirmed that the depth of oxidation in the vicinity of the Vertical Shaft is approximately 40 m.

The geological structure at the Bokoni Mine is not complicated with faulting. According to existing workings, minor faulting is expected to occur, and would consist of dextral and sinistral strike-slip faults, normal and reverse dip-slip faults and faults with more complex combinations of these components. Displacements are expected to be small, at generally ≤ 1 m. Major conjugate joint set orientations were measured from strong macro-lineament features evident from an aeromagnetic survey image and land satellite imagery which provided orientations in the order of 99° and 159°. Joint sets may result in poor ground conditions for mining but are not considered a geological loss.

An airborne aeromagnetic survey has successfully identified three to four swarms of northeast striking dolerite dykes. Post-mineralisation dyke occurrences are noted on the Zeekoegat, Middelpunt and Umkoanestad farms. Current underground workings at Umkoanestad have intersected dykes up to 10 m wide. No serious problems were encountered during mining through these features, and no significant displacements were noted to be associated with them. The estimated geological loss associated with dykes across the property is 4%. The aeromagnetic response to these features exaggerates the actual width dimension. Not all dykes have magnetic responses and a few (very minor proportion) east-west orientated dykes are known to have no magnetic response.

The BIC stratigraphy is sometimes affected by randomly occurring, late-stage replacement pegmatite bodies. These pegmatite bodies have a range of compositions from highly ultramafic to felsic. The Bokoni Mine is no exception to the occurrence of these geological features, but is noted to have minimal evidence for the more mafic replacement pegmatites. Geological losses are estimated at less than 3% for replacement pegmatites.

Exploration

The geological exploration and evaluation process involves reconnaissance, planning, diamond drilling, core logging and sampling, trenching and sampling, soil sampling, aeromagnetics, ground magnetics, mapping, processing, interpreting and modelling.

The Bokoni Mine has been the focus of various exploration activities since 1964, with six phases of exploration having been carried out, all involving diamond drilling. Activities have centred on the Merensky, and only since 1999 has considerable focus been directed at the UG2.

The UG2 has limited exposure along the hills located along the northern boundary of the Bokoni Mine. Where the outcrop exists on the Umkoanestad and Wintersveld farms, it has been mapped. A number of dolerite dykes outcrop in these hills and have also been mapped. During 2002, a trenching program was conducted along the western UG2 outcrop areas on the Zeekoegat farm. Twenty-six trenches were excavated across this property, resulting in an accurately mapped UG2 sub crop position.

Routine underground exploration is conducted by means of mapping and diamond drilling. This serves to enhance the detail of geological information as the mine is developed.

No exploration was performed during 2010.

Mineralisation

Merensky mineralisation

At the Bokoni Mine the mineralisation within the Merensky occurs at both the upper and lower chromitite stringers. Most of the PGMs are associated with the upper chromite stringer and often extend over wider intervals to below the chromite stringer. Mineralisation associated with the lower chromite stringer at the base of the Merensky is generally over a very narrow interval and is sometimes absent. High PGM grades are often associated with the lower chromite stringer, but due to its greater separation from the upper stringer, it was not included in the Mineral Resource estimates. The Merensky has visible base metal sulphides (commonly pyrite and pyrrhotite) and, as a result, may have viable concentrations of copper and nickel.

PGMs are commonly associated with base metal sulphides and are associated with the silicate and chromite minerals. The relative proportions of PGM content for the Merensky are colloquially known as the ‘prill split’. Prill splits are determined as part of the Mineral Resource estimation process. At the Bokoni Mine, the Merensky PGM prill split is Pt 61%, Pd 29%, Rh 4% and Au 6%.

UG2 mineralisation

The UG2 mineralisation is comprised mainly of PGM accumulations that are hosted within the chromitite layers and have variable occurrences in the immediate footwall rocks, but very little in the hanging wall rocks. A 95 cm resource cut in most instances allows for the complete extraction of the mineral content. In the case of the presence of internal lenses (bifurcation) of pyroxenite, anorthosite or norite, the resource cut width may have to be increased to ensure that the UG2 is completely extracted.

The PGM mineralisation occurs in solid solution with sulphides, sulpharsenides, arsenides, bismuthides, tellurides, bismuthotellurides and alloys. PGM-sulphides, tellurides, and alloys are the main constituents of mineralisation in the UG2. The PGM prill split for the UG2 is broadly Pt 43%, Pd 48%, Rh 7%, and Au 2%.

Drilling

At the Bokoni Mine, after reconnaissance and planning, borehole drilling sites are identified using GPS technology and then drilled by a reputable South African contract drilling company. All diamond drilling of recent years has ensured intersections for both the Merensky and UG2 are drilled. The Merensky and UG2 are separated by some 350m of intermediate stratigraphy.

Surface drill holes are distributed across the Bokoni mining licence area, with a closer drill grid spacing across the Brakfontein property. This is due to the targeting of the Brakfontein Merensky project and its associated study level requirements for obtaining higher confidence levels. The deeper areas have appropriately increased the drill grid spacing and are confirming the presence of the Merensky horizon.

Underground drilling is conducted ahead of the mining face to determine continuity of the reef, intersect gasses and water ahead of the mining face and to identify geological structures that may impact on mining.

Sampling and Analysis

Core logging and sampling

Core logging is undertaken by qualified geologists where all boreholes and their deflections are accurately logged in terms of lithology, mineralisation, alteration and structure. Logging details are entered directly into a database, making use of the Sable software package designed for this purpose. Geotechnical and structural logging is also carried out by geotechnical staff and structural geologists.

During the logging process, the sampling interval through the mineralised succession is determined and individual samples measured, marked-off and numbered according to standards. Sampling is done continuously throughout the sample section. Measurements and marking of sample lengths/widths are carried out according to the Bokoni Mine standards.

Once the sampling and logging of the boreholes is completed, the remaining core is stored on core racks. The sample intervals and numbers are replicated onto the remaining core surface for reference, and future re-sampling if necessary. The sampling data is fully documented and recorded on site, with records of all sampling maintained.

The sampled borehole core (intersections of Merensky and UG2) is then assayed for individual PGM content, as well as density and Cu and Ni contents.

Underground sampling

All on-reef development is sampled. The interval between sections is a minimum of 10 m and a maximum of 20 m. Advanced strike gully (“ASG”) sampling is done at 20 m intervals. ASG samples are approximately 30 m apart in the true dip direction. This creates a pseudo grid of 20 m by 30 m.

The sampler is responsible for accurately recording the true distance of the sampled sections from underground survey pegs. Underground sampling is typically done by means of cutting channels using a rotary diamond saw machine powered by compressed air.

The sampler records all geological features such as reef characteristics, prominent alterations, hanging wall or footwall, faults or dykes, potholes or major rolls and occurrences of reef left in the hanging wall or footwall. Deviations and anomalies are reported to the responsible geologist.

Each sample is carefully placed in a clean plastic bag and a bar coded sampling ticket is pasted on the bag and closed. Samples are captured in the Mineral Resources Management (“MRM”) database by the sampler on the same day. The sampler is responsible for ensuring that his sections are captured correctly.

Sample preparation, analyses, and security

A variety of analytical techniques have previously been used in assaying samples. Since 2000, diamond core samples have been sent to Anglo American Research Laboratory (now Anglo Research (“AR”)) in Crown Mines where they are analysed for PGMs, Ni and Cu. The laboratory is operated by a subsidiary of Anglo American and is International Standards Organisation 17025 accredited.

Core samples are cut, split, bagged and checked against accompanying sample requisition sheets and sample descriptions by the geology department after which they are dispatched for analysis.

Samples are analysed for Pt, Pd and Au using fire assay (lead-collector and gold as co-collector) with inductively coupled plasma (“ICP”) finish. 3E is Pt+Pd+Au, for Rh (where 3E is greater than 1.5 g/t) using fire assay (lead collector and palladium as co-collector) with ICP finish and Cu and Ni using X-ray fluorescent analysis. Density is measured using Grabner pycnometer.

The laboratory has a comprehensive assay quality control system that includes blanks, certified reference materials, in-house reference materials, and twin streaming/replicate analyses.

Care is taken during the handling of samples to avoid potential cross-contamination or misplacement of samples. High and low grade materials are processed in completely separate areas throughout the laboratory, using dedicated and clearly labelled equipment. Samples are weighed and checked upon receipt. Quarry quartz is crushed and milled between individual batches to avoid any possible carry-over. This quartz is analysed with the batch and this data reported on during progress meetings.

Apart from basic sample preparation, there is currently no analytical laboratory at the Bokoni Mine. The Bokoni Mine utilises the facilities at the Polokwane Smelter Complex (for assays of the mill feed, tailings and underground samples) and AR (assays of concentrate samples).

Mineral Resource and Mineral Reserve Estimation

The Mineral Resource and Reserve estimates are compiled in accordance with the SAMREC Code.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This AIF uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories that are not already reserves will ever be converted into reserves. In addition, requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. See the disclosure under the heading “Resource Category (Classification) Definitions”.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This AIF uses the term “inferred resources”. Anooraq advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See the disclosure under the heading “Resource Category (Classification) Definitions”.

Mineral Resource and Mineral Reserve estimates are reported for the Bokoni Mine properties, including the existing Bokoni Mine, and planned project expansions at Brakfontein and Middelpunt. Mineral Resources are also reported for the regions outside of the existing mine plans and project expansion plans but within the Bokoni Mine properties.

The annual Mineral Resource and Reserve Statement for the Bokoni Mine were updated as of December 31, 2010. The QPs responsible for the updating of the mineral resource are Messer’s G. Mitchell, A. Deiss and Dr. W. Northrop (Consultants at ExplorMine). The QP responsible for updating the mineral reserve is Mr. B. Reddy, Pri. Sci. Nat. (Executive: Mineral strategy and exploration at Anooraq). In the opinion of the QP there are no material changes in the resource and reserve estimates of 2010 as compared to the 2009 mineral resource and reserve estimates as quoted in the May 2009 Technical Report. Resources include reserves.

The Mineral Resource and Reserve Estimates as at December 31, 2010 are shown in Table 5 and 6 below.

Table 5: Ore Reserve Tabulation for the Bokoni Mine as at December 31, 2010

Bokoni Platinum Mine			Total			Attributable to Anooraq			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t	Cu grade %	Ni grade %
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t
Ore Reserves	Proved	MR	22.7	4.26	3.1	51.0	11.6	4.26	2.62	1.25	0.14	0.25	0.07	0.18
	Probable	MR	8.5	3.84	1.0	51.0	4.3	3.84	2.36	1.12	0.13	0.23	0.06	0.16
	Total Reserve	MR	31.2	4.14	4.2	51.0	15.9	4.14	2.55	1.21	0.14	0.25	0.07	0.17

Bokoni Platinum Mine			Total			Attributable to Anooraq			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t	Cu grade %	Ni grade %
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t
Ore Reserves	Proved	UG2	18.3	5.38	3.2	51.0	9.3	5.38	2.21	2.62	0.44	0.10	0.05	0.14
	Probable	UG2	20.6	5.14	3.4	51.0	10.5	5.14	2.12	2.51	0.42	0.09	0.04	0.14
	Total Reserve	UG2	38.9	5.25	6.6	51.0	19.8	5.25	2.16	2.56	0.43	0.09	0.05	0.14

Notes:

(1)	The QP responsible for the compilation of the mineral reserves is B. Reddy.
(2)	The mineral reserves are inclusive of dilution and recovery factors.

(3)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied.

A cut-off grade of 3.23 g/t for the UG2 Reef was applied.

(4)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral reserves.
(5)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Table 6: Mineral Resources Tabulation

Bokoni Platinum Mine			Total			Attributable to Anooraq			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t	Cu grade %	Ni grade %
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t
Mineral Resources	Measured	MR	43.9	5.13	7.2	51.0	22.4	5.13	3.15	1.50	0.17	0.30	0.08	0.21
	Indicated	MR	53.8	4.88	8.4	51.0	27.4	4.88	2.99	1.42	0.18	0.29	0.08	0.21
	Meas + Ind	MR	97.7	4.99	15.7	51.0	49.8	4.99	3.06	1.45	0.17	0.30	0.08	0.21

Bokoni Platinum Mine			Total			Attributable to Anooraq			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t	Cu grade %	Ni grade %
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t
Mineral Resources	Measured	UG2	96.9	6.49	20.2	51.0	49.4	6.49	2.67	3.17	0.53	0.12	0.06	0.17
	Indicated	UG2	123.2	6.30	25.0	51.0	62.8	6.30	2.62	3.04	0.53	0.11	0.05	0.17
	Meas + Ind	UG2	220.1	6.38	45.2	51.0	112.3	6.38	2.64	3.10	0.53	0.11	0.05	0.17

Notes:

(1)	The QPs responsible for the compilation of the mineral resources are G. Mitchell, A. Deiss and Dr. W. Northrop.
(2)	The mineral resources are stated inclusive of mineral reserves.
(3)	The mineral resources are inclusive of dilution and recovery factors.
(4)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied.

A cut-off grade of 3.23 g/t for the UG2 Reef was applied.

(5)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral resources.
(6)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Mineral Reserves on the Merensky Reef increased by 0.7 Moz from 2009 to 2010 to a total of 4.2 Moz, whilst the UG2 Mineral Reserves decreased by 0.7 Moz. The changes in Mineral Reserves are due to the following:

•	A change in the new Mineral Resource estimate from the 2010 optimisation exercise;

•

Change in block sizes from the previous 400 m by 400 m to the current 100 m by 200 m resulted in a change in the dip. The Merensky Mineral Reserves increase due to the dip change from 22.83 ° to 20.79 °is estimated at 1.1 Moz;

•	Vertical shaft Merensky Reserves were added as a result of winzes below the bottom level and addition of strike distance on the western side; and

•	There was an adjustment in the pillar design on the UG2 which resulted in a reduction of Mineral Reserves.

Estimation Methods

The Mineral Resource estimates for precious and base metal grades, thickness and density take a practical mining width cut into account. The total 4E PGM grade is the summation of the individual prill split grades for Pt, Pd, Rh and Au.

The modelling procedure adopted was as follows:

•	The overall dip per farm was used to calculate the true reef thickness. Dip corrections were applied for true mining cut thickness per area, taking average dip angles into account:

Zeekoegat and Diamand:	25°
Middelpunt:	22°
Umkoanestad:	18°
Brakfontein:	16°

•	Modelling was completed using Datamine mining software in two dimensions.

•	The validated boreholes and underground samples were combined, compared and investigated geostatistically in order to characterise and optimise the estimation process.

•	Statistical and variogram analysis were completed.

•	The reef was investigated for the presence of distinct geological and statistical domains.

•	The ordinary kriging estimation technique was used for estimation of all the variables.

•	For the block model estimates, block size dimensions of 250 m by 250 m were used within and immediately adjacent to workings. The block dimension for the remainder of the area was 500 m by 500 m.

•	A minimum of 7 and a maximum of 30 samples were required within the search ellipse for interpolation. This was kept the same for all variables.

•	The resource tonnages were estimated using kriged density and thickness estimates, modified by dip correction factor and geological loss factor.

•

The Mineral Resource estimates used for mine planning and reporting are contained in a block model that is a combination of the kriged hangingwall, channel and footwall layer estimates, weighted according to the kriged density and respective thicknesses.

•	The Mineral Resource estimate considers optimum stope width cuts.

No geotechnical considerations were necessary for consideration during resource estimation due to the absence of chromite stringers or other sharp lithological contacts located in the direct hanging wall of the Merensky.

The MRM underground sampling database and the Sable borehole database data were used for resource estimation. The Sable database has provision for storing prill, density and base metal analysis whereas the underground sample sections (MRM) can only store 4E grades. All data used was converted to WGS84 (LO31) format in 2003.

No PGM correction factor was applied to the borehole or underground sample values.

Where samples have missing density values, the mean density values per rock type were assigned and then used during compositing and estimation. Assigned values were not used for statistical analysis or variogram modelling.

The Resource and Reserve conversion factors used for the estimation are shown in table 7 below.

Table 7: Resource and Reserve conversion factors

Reef Type	Geological Loss	Dip		Pillar Losses	Extraction %	Dilution by Mining Activities	MCF	Off Reef Dilution
UG2	15%	21	[o]	10.6%	89.4%	6%	94.2%	5.7%
Merensky	20%	22.8	[o]	6.9%	93.1%	7.9%	97%	5.7%

Known issues that materially affect Mineral Resources and Mineral Reserves

There are no issues that materially affect these Mineral Resources and Mineral Reserves. The Bokoni Mine has successfully mined and processed Merensky Reef and UG2 and has economically produced 4E concentrate for the last 25 years.

A complete risk assessment for Mineral Resource and Mineral Reserve estimates are undertaken annually. The assessment is based upon the SAMREC codes Appendix 1 checklist and provides the competent persons with a comprehensive understanding of the risks that may affect their estimates. The risk assessment is an initial step identifying risk items that require elimination, mitigation or tolerance of the risk, after which action is taken, and controls are implemented for monitoring progress. The risk assessment follows a standard method of a semi-quantitative measurement based on the concept of risk as a product of probability and consequence.

Mining Operations

The Bokoni Mine has been in production since 1969, originally producing ore from the Merensky via a vertical shaft located on the Middelpunt Hill property (“Vertical Shaft”) and various inclined shafts and in addition, more recently, starting in 2001, the Bokoni Mine has been producing ore from the UG2 via a series of adits at Middelpunt Hill.

In 2009, the Bokoni Mine produced 116,586 Oz’s of metal in concentrate from a milled tonnage of 943,403 tonnes. In its long-term planning in respect of the Bokoni Mine, Anooraq has determined that the production rate at the Bokoni Mine should be increased in order to reflect the true quality and scale of the Bokoni Mine Mineral Resource. Accordingly, Anooraq has reviewed the Anglo Platinum life-of-mine (“LOM”) plan for the Bokoni Mine and has developed a two phase medium term plan. Anooraq intends increasing production of ore from current levels of 87,000 tpm, producing 150,000 4E oz/annum to 160,000 tpm producing 270,000 4E oz/annum by 2014. Thereafter, the production of ore at the Bokoni Mine will be increased to 375,000 tpm producing 570,000 4E oz/annum from 2016 onwards. The planned production increase results from the development of Anooraq’s existing proven and probable reserves. No new surface infrastructure is required for the expansion as this is derived from development of the underground infrastructure at the existing Brakfontein and Middelpunt Hill shafts. As calculated in the May 2009 Technical Report, the capital required for the underground development is expected to be approximately $280 million (approximately ZAR 1.972 billion) and operational costs at full production of 160 ktp are expected to average $106 / ton (approximately ZAR 750 / ton). The LOM production profile is depicted in Figure 4 below. In 2010, the Bokoni Mine produced 116,164 Oz’s of metal in concentrate from a milled tonnage of 1,044,084 tonnes.

Figure 4. LOM planned ore production

The Bokoni Mine lease area is extensive, covering some 15,500 ha including a strike length of almost 16.5 km and a dip length of almost 10 km. The Merensky and UG2 mineralised horizons are in the order of 300 m apart and either outcrop (in the hills) or sub crop (in the valleys) and extend to depths beyond 2,000 m below surface, towards the south-western boundary.

The above-mentioned extent of the Bokoni Mine requires a tailored depletion strategy, including various phases. Therefore the mining rights area has been divided into a series of mining blocks according to strike length of approximately six kilometres and depth with no more than nine production levels per shaft system.

The Bokoni Mine’s current depletion plan includes a generic access strategy which proposes a system of declines and vertical shafts to exploit the mining blocks. Initial access to the shallow Merensky and UG2 horizons is by means of separate decline shaft systems. These decline shaft systems will facilitate mining to a depth of approximately 650 m below surface. From the lowest level, vertical shafts will be raise-bored to surface and equipped to provide men and material access plus ventilation so that mining can continue to deeper levels. The access infrastructure is depicted in Figure 5 below.

Figure 5. Bokoni LOM infrastructure

Various mining methods are employed at the Bokoni Mine. All stoping operations are conducted by means of hand held drills, with the removal of ore from stope panels done by means of scrapers and winches. Conventional development is conducted at Vertical and UM2 shafts. Development at Brakfontein and Middelpunt Hill is done by mobile trackless equipment. Horizontal transport of ore is done by means of track bound locomotives at Vertical Shaft and UM2 shafts. At Brakfontein, and increasingly at Middelpunt Hill, ore from stopes is tipped directly on conveyor belts that transport the ore horizontally and vertically out the mine. The use of load and haul trackless equipment is used extensively to move broken waste and ore to tips at Middelpunt Hill and Brakfontein.

Merensky ore is currently produced from the Vertical Shaft and an inclined shaft on the adjacent Umkoanestad property (“UM2 Inclined Shaft”). Production from these shafts is currently being phased out primarily because of the long distances between the shafts and the working places, and current Merensky production of 45,000 tpm is expected to be replaced by production from the Brakfontein Merensky Project (BRK Merensky Project), which is located in the south-eastern extremity of the Bokoni Mine.

Currently, UG2 ore is produced exclusively from the Middelpunt Hill shaft, which comprises a number of adits and underground development. Production from the adits will be exhausted in the near future and UG2 production will be replaced by production from underground development. Production at Middelpunt Hill is currently 30,000 tpm and will be increased and maintained at 40,000 tpm by 2012.

The Bokoni Mine currently has two concentrator plants, one for the processing of ore from the Merensky ore and the other for the processing of ore from the UG2. These concentrators are situated adjacent to one another close to the Vertical shaft.

The Merensky concentrator (capacity 100 ktp) is currently dedicated to processing Merensky ore from the Vertical shaft, UM2 Inclined shaft and Brakfontein shaft. The UG2 concentrator (capacity 65 ktp) is dedicated to processing ore from the Middelpunt Hill UG2 adits and decline.

The Bokoni concentrator ‘toll-treats’ ore, on a temporary basis, from the neighbouring Twickenham Mine, owned by Anglo Platinum, at a rate of approximately 15 ktp.

Both concentrators currently operate at efficiencies of near 90%.

Royalty Tax

Pursuant to the Royalty Act, royalty tax is due from March 1, 2010 on all minerals mined in South Africa. Bokoni is extracting mineral resources from within South Africa for its own benefit and therefore is liable to pay a royalty in respect of the transfer of these minerals extracted and sold. Bokoni only extracts PGM and disposes of it in concentrate form i.e. unrefined. Bokoni currently pays a royalty rate of 0.5% of gross sales. Gross sales refer to the amount received/accrued from the transfer of a mineral resource in the condition specified in Schedule 2 of the Royalty Act. As Bokoni has a December year end, the first royalty estimate (and related payment) was submitted to the South African Revenue Services (“SARS”) on June 30, 2010. The second estimate for the year was submitted to SARS on December 31, 2010.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those enacted or substantively enacted by the end of the reporting period. The applicable tax rate at the end of the year was 28%. Bokoni does not have a current tax liability due to available tax losses carried forward. Bokoni has tax losses that are available indefinitely to carry forward against future taxable income. However, these losses are restricted to mining operations, do not expire and may not be used to offset taxable income elsewhere in the Group.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Bokoni is in a net deferred tax liability position as at year end.

Management has ensured that both the royalty and the income tax provisional returns and payments are submitted before the deadlines set.

Life of Mine

The life of mine is in excess of 50 years. The December 31, 2009 life of mine plan was stated as being in excess of 100 years. The decrease in the life of mine plan is due to the improvement in the production statistics from roughly 250,000 tonnes per quarter when the Bokoni Mine was initially purchased in July 2009, to roughly 278,000 tonnes per quarter in the fourth quarter of 2010. The anticipated future increases in annual production has shortened the life-of-mine.

Expected payback period of capital

Annual cash inflows as per the LOM plan will be sufficient to cover the annual capital investments required for the LOM. The mining operations will be able to fund all the capital requirements required in line with the LOM plan. Bokoni has only drawn from the Operating Cash Shortfall Facility (“OCSF”) on a limited basis in 2010, but should generate sufficient free cash from 2011, with similar levels of draw downs expected in 2011, to pay all operating and capital cost.

Merensky MF3 Plant

The current 100 ktp Merensky concentrator, built in 1990/91 was upgraded in 2009 from 85 ktp to 100 ktp. The concentrator includes three milling stages with inter-stage flotation circuits. By today’s standards, the Merensky concentrator employs older technology but nevertheless maintains high operating efficiencies and availability.

UG2 MF2 Plant

The 65 ktp UG2 concentrator includes two milling stages with inter-stage flotation circuits (MF2). It is a dedicated concentrator, constructed in 2000 to treat UG2 ore that has subsequently been mined at the Middelpunt Hill adits. The UG2 concentrator can treat Merensky ore and tests conducted, indicated that acceptable recoveries on Merensky Reef was achieved. Approximately 20 ktp of Merensky ore will be treated in the UG2 concentrator when Merensky production reaches a steady state of 120 ktp. The UG2 concentrator is located adjacent to the Merensky concentrator and is similarly well-maintained, providing good operating availability.

During the second half of 2010, as a result of extensive silting of the cloudy water dam and other operational challenges with the water reticulation system, it was decided to stop the concentrator for a two week period and affect major operational maintenance as well as upgrade work to the concentrator.

Merensky and UG2 concentrates are stored separately ahead of the common Larox concentrate filter. Filtration is conducted on a campaign basis and the capacity is adequate for current production.

Merensky concentrate is filtered to a moisture content of about 5% and UG2 concentrate to about 14%. The difference is due to the different particle sizes of the products. The smelter requires a moisture content of less than 15%, therefore in both cases the concentrate is within the moisture specification.

All of the Bokoni Mine’s concentrate is currently supplied to Anglo Platinum’s Polokwane Smelter Complex pursuant to an agreement between the Bokoni Mine and Anglo Platinum (through RPM). The Refiner (RPM) pays Bokoni Mine monthly for Bokoni Mine’s concentrate. The price payable is based on a fixed market-related percentage of the equivalent ZAR price for the various metals for the preceding month, taking into account the costs of smelting and refining to be incurred by RPM.

As per common practise in concentrate sale agreements, various penalties for concentrate not meeting the agreed specification, are provided for in the off-take agreement and are deductible from the price payable for concentrate. These costs include penalties for excess moisture or chrome and concentrate grade below 185 g/ton (4E).

Ga-Phasha Project

The following is a summary of technical information relating to Ga-Phasha. Management has commissioned ExplorMine Consultants (“ExplorMine”) to update the geological model for Ga-Phasha and compile a new Mineral Resource Estimate. Other than the mineral resource estimates and mineral reserve estimates for Ga-Phasha disclosed in this AIF, the technical information is based on the October 19, 2007 technical report (“Technical Report on the Updated Resource Estimates on the Merensky Reef and UG2 Deposits, Ga-Phasha Platinum Group Metals Project, Eastern Limb, Bushveld Complex, Limpopo Province, Republic of South Africa”) and is available on SEDAR at www.sedar.com.

History, Exploration and Mining

The Ga-Phasha and adjacent Bokoni Mine have undergone several ownership and name changes since commissioning. The present day Bokoni Mine was commissioned as Atok Platinum Mine (Pty) Limited by Anglo Transvaal Consolidated Mines (“Anglovaal”) in 1969 and was subsequently acquired together with the

Ga-Phasha Project area by RPM in 1977. RPM was a subsidiary of Johannesburg Consolidated Investments Limited (“JCI”), in which Anglo American Corporation (“AAC”) held a significant equity interest.

In the mid-1990s, JCI was ‘unbundled’ and its platinum interests were listed separately as Lebowa Platinum Mines Ltd (“LPM”), which was later merged with Anglo Platinum’s other mines to become a wholly owned subsidiary of Anglo Platinum Limited.

In 2008, Anooraq entered into a Transaction Framework Agreement with Anglo Platinum, whereby Anglo Platinum sold to Anooraq an effective 51% of Lebowa Platinum Mine and an additional 1% interest in each of the Ga-Phasha, Boikgantsho and Kwanda Joint Venture Projects, resulting in Anooraq holding a controlling interest in each of these projects, for a total cash consideration of ZAR3.6 billion. Lebowa Platinum Mine was later renamed Bokoni Mine.

Anglovaal drilled 15 shallow Merensky Reef boreholes on the farm Klipfontein during the 1960’s. An extensive trenching programme along the UG2 Reef outcrop comprising 30 trenches was also conducted. The results of these programmes were obtained by RPM as part of the procurement of Anglovaal’s Atok interests.

The farm Paschaskraal had been the focus of Anglovaal’s drilling program in the 1960’s prior to the acquisition of the mineral rights by RPM and included boreholes to intersect the Merensky Reef. JCI/RPM had, however, secured significant mineral rights over properties held in trust by the South African Government for various indigenous tribes on the Eastern Limb and exploration was progressed in order to determine the geological extent and characteristics of the Merensky and UG2 mineralisation. In the 1980’s, JCI drilled additional boreholes to intersect the UG2 and Merensky Reefs.

Significant interest in the Eastern Limb was initiated in 1999 and was driven by the increasing demand (and robust forecast of demand) for PGMs. Since 2001, Anglo Platinum exploration activities have continued with a number of major exploration drilling programmes and related activities after a strategic decision to increase total PGM production. The UG2 was identified as a major target in the Ga-Phasha Project area.

Recent exploration activities by Anglo Platinum (up to 2008) have included the upgrading of the geological Mineral Resources for the area and diamond drilling to improve the overall coverage.

Several sets of exploration and mining data and associated sampling and assay data have been acquired over time in the Ga-Phasha Project area by previous and current owners. The standards applicable to the collection and interpretation of these data have largely remained consistent. The exploration data includes the following:

•	Surface boreholes

•	Underground boreholes

•	Aeromagnetic surveys

•	Underground channel sampling (sourced from Bokoni Mine)

•	Surface geological mapping

•	Underground geological mapping (sourced from Bokoni Mine)

Diamond drilling represents the largest exploration datasets for the Ga-Phasha Project area.

The bulk of the surface drilling in the Ga-Phasha Project area has been conducted during ownership of Anglo Platinum. Anglo Platinum employed contractors to conduct the drilling activity although diamond core logging and sampling was conducted by Anglo Platinum staff at the Driekop Exploration Base (located approximately 50 km southeast of Bokoni Mine). No single drilling contractor was used to complete the drilling and contracts were put out to tender at the beginning of each exploration phase.

Geology

The Ga-Phasha Project area is located on the northern extremity of the Eastern Limb of the BIC. The platiniferous horizons of interest at the Ga-Phasha Project area are the Merensky and the UG2 reefs, located in lithologies of the Critical Zone of the Rustenburg Layered Suite. In the Eastern Limb, the Critical Zone is developed over about 150 km of strike length in three areas separated by regional faulted systems. The Merensky Reef and UG2 outcrop over about 130 km, but also occur in down-faulted blocks and erosional outliers. In the Eastern Limb, the Merensky Reef comprises a facies somewhat different when compared to the equivalent reef that is developed within the Western Limb. In common, however, is the fact that in both the Eastern and Western Limbs, the mineralisation is hosted within the pyroxenite and between relatively narrow (2 mm to 5 mm) chromitite layers. The chromitite forms useful mining contacts that visually define the position of the orebody.

Distinctive pegmatoidal pyroxenite, such as that which contains the bulk of the mineralisation of the Merensky Reef in the Western Limb is present beneath the lower chromitite stringer in the Eastern Limb and, while this unit does contain elevated Platinum Group Elements (“PGE”) grades, the bulk of the continuous mineralisation is located within non-pegmatoidal (“porphyritic”) pyroxenite, but between two chromitite stringers.

Both the Merensky Reef and UG2 Reef horizons subcrop and in some instances outcrop in the area along a northwest-southeast trending strike length. The BIC layering dips from northeast to southwest at approximately 14º to 18º. The general structural geology is characterised by north-northeast and west-east trending dykes and faults with associated conjugated joint sets.

Several structural and lithological features occur locally in the Ga-Phasha Project area which remove or result in the disruption of normal Merensky and UG2 Reef occurrence and mineralisation, these include:

•	Potholes which occur in both the Merensky and UG2 Reefs

•	Bifurcation recorded only in the UG2 Reef horizon

•	Dykes including dolerite, diabase, lamprophyre and syenite dykes

•	Structural breaks including faults, shears and joints

•	Alteration features including veins and alteration zones

•	Pegmatiods and dunite replacement of the reefs

The origin of the PGE’s in the Merensky and UG2 Chromitite remains contentious and several hypotheses explain some of the features observed.

The mining and exploration techniques employed at Bokoni Mine are well established within the BIC style mineralisation. PGM mineralisation includes platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir). The precious metals gold (Au) and silver (Ag) and the base metals chrome (Cr), iron (Fe,) cobalt (Co), nickel (Ni) and copper (Cu) are often associated with PGM metals.

A combination of desurveyed surface borehole reef intercepts, previous structural interpretations, topography and an interpreted aeromagnetic survey was used by ExplorMine to complete a first principles structural interpretation. The top contacts, as determined during the reef coding process, of the Merensky and UG2 Reefs were wireframed as continuous surfaces honouring intersections.

Utilising boundary polygons and the reef intersections, wireframe surfaces were gridded. Mother surface boreholes were always used as the dominant indication of the surface as these intersections have downhole surveys. Where the mother borehole intersection was not available the next sequential intersection was utilised.

Mineral Resources

A block modelling process was undertaken to allow estimation of the Merensky and UG2 Reefs in DatamineTM. Two types of block models were constructed to allow estimation. The first and main resource model type facilitated estimation of the main mineralised ‘interval’ for both the Merensky and UG2 Reefs. The secondary type of model facilitated the estimation of multiple 10 cm reef hangingwall and footwall layers. The top reef contact was used as a datum for the various block models.

The densities for each reef unit were estimated into the primary block models using the variography and values from the surface drilling sampling data. Parent cell ordinary kriging estimates were done for 4E milligrams per tonne (“mg/t”), 4E g/t, Pt g/t, Pd g/t, Rh g/t, Au g/t, Cu%, Ni%, channel width (m) and relative density.

The Merensky Reef was split into two zones as defined by a study into the relationship between channel width and grade and metal content. Similarly the UG2 Reef was modelled in two zones.

In terms of the secondary block models for both the Merensky and UG2 Reefs, for each successive 10 cm reef hangingwall and footwall layer, three orthogonal block models were created initially on a zero elevation average plane, in the same dimensions as those constructed for the primary block model and constructed in the same geographical locations. Parent cell ordinary kriging estimates were done for 4E g/t, Pt g/t, Pd g/t, Rh g/t, Au g/t, Cu%, Ni% and relative density.

The top surface (zero elevation) of the primary block model was then used for a basis for ‘stacking’ the secondary hangingwall block model to create a multiple vertical cell block model above the reef composite. The basal contact of each composite was utilised as the zero point for stacking of the footwall 10 cm vertical cells. Composites were calculated from the stacked block models by the use of a process called MODTRA in DatamineTM to simulate a vertical single cell block model such that various iterations of Mineral Resource width could be generated.

The average local dip of the relevant reef wireframe was estimated into the block model and used to correct the volume (tonnage) increase required for a two-dimensional orthogonal block model to be represented on an inclined plane. Geological losses were applied to the Merensky and the UG2 Reef models. Losses include potholes, dykes, faults and IRUP’s (Iron Replacement Ultramafic Pegmatoids only applicable to the farm Brakfontein).

Geological losses related to the Merensky Reef potholes were estimated into 200 m (X direction) 100 m (Y direction) parent cells on the same model origin as the grade model estimate. A geostatistical study of the distribution of the size of potholes (area) and the distribution of potholes (number per unit area) was undertaken. Semi-variogram models were created and modelled from this data. The resultant of the Merensky Reef pothole estimate, the product of the number of potholes per block (200m by 100m) and the average area of those potholes was obtained. The total area of potholes versus the total area of the block could be calculated, thus providing a proxy for the potential geological loss related to potholes. Due to the small representative mined area, a low number of potholes population has been recorded in the UG2 at the Middelpunt Decline, hence a similar UG2 pothole estimation model could not be developed. A geological discount factor due to potholes of 9% was used for the UG2 Reef based on historical mining data.

A complete re-evaluation of the Mineral Resources has been performed based on a database that has been completely checked and corrected for entry errors. It is intended to perform an evaluation that will give a spatial expression of value distribution, so that the extraction of the PGM Mineral Resources can be planned efficiently. Hangingwall and footwall mineralisation was estimated in 10 cm layers, so mine management can decide what mining widths are most lucrative. In the central reef zone 4E plus the individual elements as well as channel widths, the cumulative 4E mg/t and relative density (RD) were estimated. Irrelevant hangingwall and footwall data was coded out (Zone Coding) of the data before initial composites were made for the purpose of experimental variograms. These limits were defined by obvious breaks in 4E mineralization.

Both the Merensky Reef and UG2 Reef exhibited outliers when the distributions were checked. Therefore top and bottom cutting of outliers was necessary during the generation of the semi-variograms. Top capping was applied where applicable for the estimation of the various parameters.

Ordinary kriging was affected into a two-dimensional geological block model, which produced a two-dimensional spatial distribution of low and high grade in inclined reef structural blocks, which enables the design of single reef mining. Ordinary kriging was applied to Measured Mineral Resource, Indicated Mineral Resource and Inferred Mineral Resource categories. Ordinary kriging with a search equivalent to the range of the variogram model (with a minimum of 10 samples in the search radius) was done utilising variogram models from respective reef and facies.

Each reef model estimate was inspected for conformity with the composite data used for the estimate. The estimation process as detailed resulted in a global non-depleted resource model. Adjustments to volumes were calculated for various geological and geotechnical factors.

For the below Mineral Resource estimate, a 4E paylimit of 245 cmg/t and 327 cmg/t for the Merensky and UG2 Reefs respectively has been applied (tonnes and element kg’s have been rounded off to the appropriate level of accuracy).

Table 8: Mineral Resource estimate for the Merensky Reef and UG2 Reefs for the Ga-Phasha Project area

Ga-Phasha <75 degrees rock temperature			Total			Attributable to Anooraq			Pt grade	Pd grade	Rh grade	Au grade	Cu grade %	Ni grade %
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Containing 4E Moz	(g/t)	(g/t)	(g/t)	(g/t)
Mineral Resources	Measured	MR	20.1	4.52	2.9	51	10.3	1.5	2.73	1.35	0.15	0.30	0.08	0.21
	Indicated	MR	37.7	4.97	6.0	51	19.2	3.1	3.04	1.44	0.18	0.31	0.08	0.21
	Meas + Ind	MR	57.8	4.82	9.0	51	29.5	4.6	2.93	1.41	0.17	0.31	0.08	0.21
	Measured	UG2	40.4	6.00	7.8	51	20.6	4.0	2.53	2.86	0.51	0.10	0.03	0.15
	Indicated	UG2	60.8	5.84	11.4	51	31.0	5.8	2.46	2.79	0.50	0.10	0.03	0.15
	Meas + Ind	UG2	101.2	5.90	19.2	51	51.6	9.8	2.49	2.82	0.50	0.10	0.03	0.15

Notes:

(1)	The QPs responsible for the compilation of the mineral resource estimates are Andre Deiss, Garth Mitchell and Dr. W. Northrop. These QPs are independent consultants.
(2)	The mineral resources are inclusive of dilution and recovery factors.
(3)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied. A cut-off grade of 3.23 g/t for the UG2 Reef was applied.
(4)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral reserves.
(5)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Platreef Project

The Platreef Project has no mining, plant or equipment located thereon although the project has field accommodation and miscellaneous exploration equipment on site.

Location and property description

The Platreef Project is located near the town of Mokopane (formerly Potgietersrust) in South Africa, approximately 275 km northeast of Johannesburg. The property holdings comprise all or parts of 20 mineral properties, totalling 37,492 ha. The Platreef Project is divided into four geographical regions: the North Block, the Central Block, the Rietfontein Block and the South Block (Table 1 and Figure 2), further described below. The Drenthe and Witrivier farms are part of the Boikgantsho Project. The North and South Blocks fall under the Kwanda Project.

No surface rights have been secured on the properties to date. Once the required area has been established, it would be necessary to negotiate a purchase agreement with the surface rights owner(s). Prices are expected to range between ZAR 2,000/ha ($294) and ZAR 5,000/ha ($736) depending on the infrastructure required to be developed on the farms.

Figure 6. Property Holdings, Platreef Project

Prospecting or mineral rights held by Anooraq, through Plateau’s 51% ownership of Bokoni Holdco, is listed in the table below:

Table 9. Platreef Mineral Rights

Property or Farm	Type and status of mineral rights	Duration of New Order prospecting right
Kwanda North: Ham 699 LR Gilead 729 LR Elberfield 731 LR Gideon 730 LR Chlun 735 LR Swerweskraal 736 LR	New order prospecting rights have been granted. They are hold jointly by Plateau and RPM. These apply to PGM’s and extend, as well, to gold, silver, copper and nickel	This right commenced on December 11, 2007, and endures for 5 years to December 10, 2012.
Kwanda South: Rondeboschje 295 KR Cyferkuil 321 KR Haakdoornkuil 323 KR Vaalkop 325 KR Naboomfontein 320 KR		This right commenced on July 23, 2008 and endures for 5 years to July 22, 2013.

Central Block:

Portion 2 of the Farm

Elandsfontein 766 LR

Malokongskop 780 LR

Portion 1 of the farm

Elandsfontein LR

Hamburg 737 LR

Portion 2 (a portion of portion

1) of Dorstland 768 LR

Portion 3 (a portion of portion

1) of Dorstland 768 LR

Noord Holland 775 LR

Mineral Area 1, excluding

Mineral Area 2, on the

Remaining Extent of Dorstland

768 LR

Remaining Extent of Portion

1 of Dorstland 768 LR

New order prospecting rights have been granted to Plateau.

Dortsland and Malokongskop cover all minerals and oil and gas.

Noord Holland Right does not include oil and gas.

Portion 1 of Elandsfontein 766 LR and Hamburg 737 LR, includes all minerals.

Portion 2 of Elandsfontein 766 LR Portions 2, 3 and the Remaining Extent of Portion 1 and Mineral Area 1 of Dorstland 768 LR Remaining Extent and Portions 1 and 2 of Noord Holland 775 LR Portion 1 of Elandsfontein 766 LR and Hamburg 737 LR rights commenced March 20, 2007, and endure for 5 years to March 19, 2012.

Malokongskop 780 LR right commenced on November 28, 2006 and endures for 5 years to November 27, 2011.

Boikgantsho: Drenthe 778 LR Remaining Extent of the Farm Witrivier 77 LR Portion 1 of the Farm Witrivier 77 LR	New order prospecting rights have been granted to Plateau. Drenthe includes all minerals.	The Witrivier right commenced on March 20, 2007 and endures for 5 years to March 19, 2012. The Drenthe right commenced on November 28, 2006 and endures for 5 years to November 27, 2011.

Rietfontein Block: Rietfontein 2 KS	New order prospecting right has been granted to Plateau. It includes all mineral except precious stones and oil and gas.	This right commenced on November 28, 2006 and endures for 5 years to November 27, 2011.

Anooraq holds interests in mineral rights (or “farms”) over 37,000 hectares that make up the Central Block, the Rietfontein Block, the Boikgantsho and Kwanda Projects, collectively, known as the Platreef Project.

Rietfontein Block

The Company has entered into a settlement agreement (the “Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC in South Africa. The 2001 agreement granted Ivanplats the right to earn a 50% interest in the Rietfontein property through expenditure related to exploration activities undertaken in accordance with approved technical programs.

The Agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Agreement are as follows:

•	Both parties abandon their respective claims under dispute forming the subject matter of arbitration.

•

The existing joint venture (“JV”) between the parties is amended such that the current Rietfontein JV is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JV (“the Extended JV”).

•	Anooraq will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Anooraq.

•

Anooraq is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Anooraq has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Anooraq. On delivery of the feasibility study Anooraq may elect to either:

•	retain a participating interest in the Extended JV and finance its pro rata share of the project development going forward; or

•

relinquish its participating interest in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block

The Central Block consists of eight farms or portions thereof, acquired by Anooraq, through its wholly-owned South African subsidiary, Plateau, prior to its joint ventures with Anglo Platinum. It also includes one portion of the Dorstland farm acquired by way of an agreement with RPM. Dorstland 768LR was acquired through an agreement with Pinnacle Resources in 1999. Rights to the other farms or portions are administered by the DMR.

The Company is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Kwanda Project (North Block and South Block)

The Company intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2011 at a cost of approximately $0.2 million.

Boikgantsho Project (Drenthe, Witrivier and Overysel North)

In November 2003, Anooraq, through its wholly-owned South African subsidiary, Plateau, entered into a joint venture agreement with Potgietersrus Platinum Limited (“PPL”) to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. As of July 1, 2009, the joint venture terminated and Boikgantsho, a private company incorporated under the laws of South Africa and a wholly owned subsidiary of Bokoni Holdco, owns the interest in and assets relating to the Boikgantsho Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Boikgantsho Project.

Historically, significant exploration drilling has been conducted at the project site which has led to the declaration of a Mineral Resource in the indicated and inferred categories. This Mineral Resource was the basis of a high level preliminary evaluation undertaken by Anooraq and published in February 2005. Though the preliminary evaluation was at a level where definitive economic evaluation could not be carried out, the results of the work undertaken showed that the project value was significant enough to warrant further study. A review of the scoping study has been completed and a prefeasibility study has been initiated. The expected cost of the prefeasibility study is $1.7 million (ZAR 11 million) and is expected to be completed by September 2011.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access from Johannesburg to the central portion of the Platreef Project area is via highway N1 to the city of Mokopane, then 35 kilometres to the north-northwest via well maintained secondary roads. There are nearby highways, railways, and high capacity electrical transmission lines.

The climate is semi-arid with moderate winter temperatures in the 20ºC range, typically increasing to 35ºC in summer.

Water from existing community wells and a well sunk by Anooraq is available for drilling on the property. Groundwater studies will be required to identify adequate supplies of process water for any mining operation.

The terrain is relatively flat, with a mean elevation of 1,100 metres; therefore, there are no prohibitive physical obstacles to inhibit exploration of the Platreef Project. Vegetation is generally sparse and consists mostly of various thorn bushes.

History

Exploration on the Platreef Project prior to the involvement of Plateau in 1998 had been sporadic in spite of numerous historic drill holes in identifying extensive PGM mineralization on the Farm Drenthe 778LR.

Rietfontein Block

Drilling by Ivanplats to test the Platreef Project target on Rietfontein began in July 2002. Thirty-six vertical core holes were drilled at spacing’s of 100 to 200 metre intervals along strike and 50 to 150 metres across the width of the Platreef Project pyroxenite. A further 31 diamond drill holes, totalling 6,374 metres, were drilled in 2003. This drilling has outlined a zone of PGM mineralization in the Platreef Project over a strike length of 1,600 metres on Farm Rietfontein, adjacent to the Turfspruit boundary.

Kwanda Project

In 2002, Plateau carried out an integrated exploration program of airborne geophysics, grid geochemistry and geological mapping in the area, tracing a pyroxenite unit that hosts a PGM deposit on an adjacent farm for six kilometres on the South Block property. A diamond drilling program, comprising 15 holes (2,465 metres) conducted in 2003 did not encounter significant PGM mineralization. An airborne geophysical survey was flown over the Platreef Project, including the North Block during the same period.

Central Block

Between 1998 and 2002, Plateau drilled 44 diamond drill holes completed on the farms Drenthe 778LR and Witrivier 777LR, confirming mineralization in the Drenthe deposit as well as tracing the mineralized horizon along the 4.5 kilometres.

A Preliminary Assessment of the Drenthe deposit done in 2003 based on the resources estimated to that time and a preliminary open pit design provided encouraging results.

Drilling programs prior to 2004 had established a mineralized corridor extending for approximately 2,100 metres, within which several 10-20 metre thick zones of mineralization with PGM concentrations in the range 0.5-2.5 3Eg/t, defining the Drenthe deposit.

Boikgantsho Project

Two phases of drilling were completed in 2004 to further delineate mineral resources and provide samples for metallurgical testing. Forty-six holes (19,570 metres) were drilled on the Drenthe Farm, 27 holes (5,261 metres) on the Witrivier Farm and 64 holes (12,739 metres) on the northern part of the Overysel Farm. Drill holes were generally spaced at 100 metre intervals along lines 100 metres apart on all three farms, except on the Drenthe farm where large areas were drilled at 50 metre spacing along lines 100 metres apart. The drilling programs expanded the Drenthe deposit and outlined a new deposit called the Overysel North. A resource estimate was done based on drilling to mid September 2004 (see Mineral Resource Estimates, below). Mineralization remains open to the north and down dip to the west.

Metallurgical studies were carried out by Mintek, under the supervision of Dowding Reynard & Associates, an engineering company that specializes in management and process plant design. Mineralogical investigations showed the PGM grains to be quite coarse (45 microns average) with 80% of the PGM grains occurring as discrete grains separate from the base metal sulphides, and less than 10% associated with gangue. Initial rougher flotation tests showed high recoveries (Pd - 89%, Pt - 84%, Ni - 83%) at a relatively coarse grind of 60% finer than 75 microns.

Anooraq commissioned an updated Preliminary Assessment based on an open pit operation utilizing indicated and inferred mineral resources estimated for the Drenthe and Overysel North deposits, which were completed in March 2005. As the Preliminary Assessment included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, there is no certainty that the results of the Preliminary Assessment will be realized. For the study, the in-pit resource was capped for a mine life of 32 years or 160 million tonnes grading 1.05 g/t 3PGM (0.44 g/t Pt, 0.53 g/t Pd, 0.08 g/t Au), 0.12% Ni and 0.08% Cu at a US$10.50/tonne cut-off. The mill feed rate used was 5 million tonnes per year. A conventional mill circuit, comprising crushing, grinding and two-stage flotation was envisaged, using head grade driven concentrator recoveries of: platinum 75%, palladium 75%, gold 75%, copper 80% and nickel 75%. Mining and processing costs for the study were based on estimates provided by South African contractors and consultants. Administrative and environmental costs were based on contract submissions. The Preliminary Assessment used a ZAR:US$ exchange ratio of 7:1 and expected long term metal prices of US$650/oz for platinum, US$250/oz for palladium, US$375/oz for gold, US$4.00/lb for nickel and US$1.00/lb for copper. The pre-tax and pre-royalty model forecasted positive economics for the Boikgantsho Project.

Drilling in 2005 focused on the Drenthe deposit and tested the entire area within the provisional open pit design for the Drenthe deposit used for the March 2005 Preliminary Assessment. The 24,400-metre program was comprised of 136 vertical holes drilled at 50-metre intervals along 50-metre spaced lines. The results were consistent with previous, wider spaced drilling, and confirmed the continuity of the PGM mineralization within the Drenthe deposit. The information was compiled and the block model was updated. Engineering studies toward a prefeasibility study on the Boikgantsho Project were also initiated in 2005, but further work has been deferred.

Geological Setting and Mineralization

Regional mapping, geophysical data and drilling at various spacings suggest that the Platreef Project extends for some 12 kilometres on the Platreef Project property. PGM mineralization within this 70-250 metres thick succession is commonly associated with pyrrhotite (iron sulphide), chalcopyrite (copper sulphide) and pentlandite (nickel sulphide).

The entire Platreef Project rock package is ‘mineralized’ to some extent, containing anything from 100 ppb up to approximately 10,000 ppb PGM in places. The configuration of a ‘mineralized zone’ is therefore a function of chosen cut-off grade, and typically, at cut-offs in the range 0.5 g/t to 1.0 g/t, PGM ‘mineralized zones’ are not confined to individual rock units. Nevertheless, these chemically defined zones typically form ‘layer-like’ bodies, or ‘reefs’ in South African terminology, which lie sub-parallel to the general igneous strike and dip of the Platreef Project rock package.

The weathering profile is variable and can extend as deep as 66 metres. Generally, less than 50% of drill holes exhibit any degree of strong weathering, to a mean depth of 14.2 metres.

Sampling and Analysis, and Security of Samples

The flow chart in Figure 7 illustrates the sampling and analytical protocol for the Platreef Project cored drill holes. The boxed core was picked up at the drill rig and transported to a secure core logging facility near Mokopane for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Anooraq personnel. Half core is retained at the secure Anooraq warehouse near Mokopane. Master pulps are also retained at the warehouse. Pulps remaining after analyses at Acme have been shipped for long term storage at a secured warehouse at Port Kells, B.C.

Anooraq monitored the sampling and analytical procedures of the project with a detailed quality assurance/quality control (“QAQC”) program. Typically, the additional analytical work involved in the QAQC program was greater than 10% of the basic analytical requirement for a project. The QAQC program was separate from the internal procedures used by the analytical laboratories.

Figure 7. Analytical flow sheet

Mineral Resource Estimates

Resource estimates were completed for the Drenthe and Overysel North deposits as outlined by drilling to mid-September 2004. These estimates are for 100% of the resource base and Anooraq currently has a 51% economic interest in these resources.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This AIF uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories not already classified as resources will ever be converted into reserves. In addition, requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. See the disclosure under the heading “Resource Category (Classification) Definitions”.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This AIF uses the term “inferred resources”. The Group advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See the disclosure under the heading “Resource Category (Classification) Definitions”.

Indicated and inferred resources for the deposits are tabulated below:

Table 10. Boikgantsho Indicated Mineral Resources Nov 2004 at a US$20 GMV/t cut-off

Deposit	Tonnes (millions)	3PGM (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	% Ni (%)	% Cu (%)
Drenthe	132.24	1.25	0.53	0.62	0.09	0.14	0.09
Overysel North	44.42	1.64	0.67	0.87	0.10	0.10	0.06
Total	176.66	1.35	0.57	0.69	0.09	0.13	0.08

Table 11. Boikgantsho Inferred Mineral Resources Nov 2004 at a US$20 GMV/t cut-off

Deposit	Tonnes (millions)	3PGM (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	% Ni (%)	% Cu (%)
Drenthe	88.64	1.16	0.49	0.58	0.09	0.15	0.09
Overysel North	15.71	1.63	0.65	0.88	0.10	0.11	0.06
Total	104.35	1.23	0.52	0.63	0.09	0.14	0.09

Notes to tables 10 and 11:

(1)	The mineral resources are inclusive of dilution and recovery factors.
(2)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied. A cut-off grade of 3.23 g/t for the UG2 Reef was applied.
(3)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral resources.
(4)	The 4E elements is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).
(5)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(6)	Gross Metal Value per tonne (GMV/t) is sum of Pt, Pd, Au, Cu and Ni grades multiplied by the following metal prices: Pt – US$650/oz; Pd – US$250/oz; Au – US$375/oz; Ni – US$4/lb; Cu – US$1/lb.
(7)	G.J. van der Heever, Pr.Sci.Nat., of GeoLogix, an independent QP, is responsible for the resource estimate. The resource estimate is described in December 2004 and March 2005 technical reports, filed on SEDAR.

Recent Exploration

Work on the Platreef Project, including the Boikgantsho pre-feasibility study, was deferred in 2006 and 2007 as the Company focused its financial resources on the Ga-Phasha Project, and in 2008/2009 as the Company focused on advancing the Bokoni Transaction.

Exploration and Development

Boikgantsho Project

Historically, significant exploration drilling has been conducted at the project site which has led to the declaration of a Mineral Resource in the indicated and inferred categories. This Mineral Resource was the basis of a high level preliminary evaluation undertaken by Anooraq and published in February 2005. Though the preliminary evaluation was at a level where definitive economic evaluation could not be carried out, the results of the work undertaken showed that the project value was significant enough to warrant further study. A review of the scoping study has been completed. A prefeasibility study was initiated in May 2010 and is expected to be completed by the fourth quarter of 2011. The cost of the prefeasibility study is expected to be approximately ZAR 11 million.

Kwanda and Central Block Projects

The Group intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2011 at a cost of approximately $0.2 million.

ITEM 6.	RISK FACTORS

Investment in mining companies such as Anooraq is highly speculative and subject to numerous and substantial risks.

The Company faces risks in executing its business plan and achieving revenues. The following risks are the known, material risks that the Company faces. If any of these risks occur, the Company’s business, operating results, cash flows and financial condition could be seriously harmed and, under certain circumstances, the Company may not be able to continue business operations as a going concern. Additional risks not currently known to the Company or that the Company currently deems immaterial may also materially and adversely affect the Company’s business, operating results, cash flows and financial condition.

In addition to the risks described below, see “Cautionary Note to Readers Concerning Technical Review of Bokoni” for a discussion of the principal risks and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of Bokoni.

Industry Risks

Cost of compliance with, or changes in, current and future governmental regulations may have a material adverse effect on the Company’s business, operating results, cash flows and financial condition

The exploration and mining activities of Anooraq are subject to various South African national, provincial and local laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substance and other matters. Exploration activities and mining are also subject to various national, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of certain air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse effect on Anooraq’s business, results of operation and financial condition.

Metal price volatility may render continued commercial production at the Bokoni Mine uneconomic

Anooraq’s business is strongly affected by the world market price of PGM. Anooraq currently sells all of its PGM produced to RPM pursuant to a sale of concentrate agreement.

PGM prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Anooraq’s control.

Industry factors that may affect PGM prices are as follows: the demand in the automotive sectors; industrial and jewellery demand; central bank lending, sales and purchases of PGM; speculative trading; and costs of and levels of global PGM production by producers of PGM. PGM prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of PGM is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.

In the future, if PGM market prices were to drop and the prices realized by Anooraq on PGM sales were to decrease significantly and remain at such a level for any substantial period, Anooraq’s profitability and cash flows would be negatively affected.

Depending on the market price of PGM, Anooraq may determine that it is not economically feasible to continue commercial production at the Bokoni Mine, which would have an adverse impact on Anooraq’s financial performance and results of operations. In such a circumstance, Anooraq may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.

Price volatility and the unavailability of other commodities may adversely affect the timing and cost of the Company’s projects

The profitability of Anooraq’s business is affected by the market prices of commodities produced as products and by-products at Anooraq’s mines, such as platinum, palladium, rhodium, gold, nickel and certain other base metals, as well as the cost and availability of commodities which are consumed or otherwise used in connection with Anooraq’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, water, steel and concrete. Prices of such commodities can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Anooraq’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Anooraq’s projects. If Anooraq’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Anooraq’s operations and projects were to increase, or their availability to decrease significantly and remain at such levels for a substantial period of time, Anooraq may determine that it is not economically feasible to continue commercial production at some or all of Anooraq’s operations or the development of some or all of Anooraq’s current projects, which could have an adverse impact on Anooraq.

The Company is required to obtain and renew governmental permits in order to conduct mining operations, which is often a costly and time-consuming process

The Company’s current and anticipated future operations, including continued production at the Bokoni Mine, and further exploration or the development of new projects, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of permitting efforts are contingent upon many variables not within the Company’s control, including the interpretation of requirements implemented by the applicable permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed the Company’s expectations. Failure to comply with permits may disrupt the Company’s operations. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could materially adversely affect the Company’s revenues and future growth.

A shortage of electricity and high electricity prices could adversely affect the Company’s ability to operate its business

The National Energy Regulator of South Africa (“NERSA”) has released its decision on Eskom’s (South African national power supplier) power tariff increase applications. The effect of this decision is that power tariff increases in South Africa will be effected over a three year period as follows:

2010/2011:	24.8%
2011/2012:	25.1%
2012/2013:	25.9%

The net effect of this decision is that power input costs at mining operations in South Africa will increase by approximately 100% over a three year period starting April 1, 2010. The Bokoni Mine operations are currently mining at relatively shallow depths with no major refrigeration requirements expected for the next 30 years of mining. Power costs currently comprise between 5% and 8% (depending on summer or winter tariffs applied) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% (seasonal adjustments) over the next three years. The Bokoni Mine continues to focus efforts on power usage reduction initiatives as part of the efficiency improvement initiatives currently being implemented at the operations.

The Bokoni Mine is also dependent on power generated by Eskom. In the past number of years, there has been an increase in the number of electricity supply interruptions, resulting mainly from recent economic growth exceeding expectations and delayed investments in infrastructure upgrades and development. Although Eskom has announced a number of short- and long-term mitigation plans, there can be no assurance that the Company will not experience power supply interruptions.

The above increases in prices and possible supply interruptions may have a material adverse effect on Anooraq’s business, results of operations and financial condition.

Deterioration of economic conditions may adversely affect our business, operating results, cash flows and financial condition

The profitability of Anooraq’s operations is significantly affected by changes in the market price of the metals it mines or explores for. The prices of PGM are volatile, and are affected by numerous factors beyond Anooraq’s control. The level of interest rates, the rate of inflation, world supply of PGM and stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of PGM have fluctuated in recent years, and future significant price declines could cause commercial production to be uneconomic and may have a material adverse effect on Anooraq’s business, results of operations and financial condition.

Changes to the regulatory environment have been proposed that would significantly affect the mining industry in South Africa

The mining industry in South Africa, where the Company’s projects are located, is subject to extensive government regulation. The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the mining industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which makes the outcome of the legislation uncertain and may cause delays in the regulatory process. A number of significant matters have not been finalized, including the legislation dealing with beneficiation. Mineral beneficiation has become one of the major drivers in advancing the empowerment of historically disadvantaged communities in South Africa. It also presents opportunities for development of new entrepreneurs in large and small mining industries. Anooraq cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on its business.

In October 2002, the South African government enacted the Mineral Development Act that deals with the state’s policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral Development Act is an ambitious statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa’s mineral wealth by the inclusion of HDP into the industry. The Mineral Development Act came into effect in May 2004.

The South African government issues permits and licences for prospecting and mining rights to applicants using a “scorecard” approach. Applicants need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.

Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of Anooraq and its operations and financial condition.

The risks associated with mining and processing pose operational and environmental risks that may not be covered by insurance and may increase costs

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and precious metal losses, most of which are beyond Anooraq’s control. These risks and hazards could result in the following: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Anooraq may incur significant costs or experience significant delays that could have a material adverse effect on Anooraq’s financial performance, liquidity and results of operation.

No assurance can be given that the Company’s insurance will cover such risks and hazards, that the insurance will continue to be available, that it will be available at economically feasible premiums, or that Anooraq will maintain such insurance. In addition, Anooraq does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Anooraq’s cash flow and overall profitability.

The Company’s property interests and operations are subject to political risks and uncertainties associated with investment in a foreign country

South Africa has recently undergone major constitutional changes to effect majority rule, and affecting mineral title. Accordingly, all laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes and royalties, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Anooraq. Anooraq’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates, and inflation.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect Anooraq’s operations or likelihood of future profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. For instance, the South African government enacted the Royalty Act, which came into operation on March 1, 2010. The Royalty Act imposes a royalty payable to the South African government by businesses based upon financial profits made through the transfer of mineral resources. As the Bokoni Mine produces metal in concentrate, a royalty is payable to the South African government between 0.5% and 7% of gross sales of unrefined mineral resources. Although this royalty payable has been taken into consideration with regard to the Company’s current budgeting and other financial planning processes, any future change in the royalties payable could have a material adverse effect on our results of operations and financial condition.

Further, the political situation in South Africa introduces a certain degree of risk with respect to Anooraq’s activities. The Government of South Africa exercises control over such matters as exploration and mining licensing, permitting, exporting and taxation, which may adversely impact on Anooraq’s ability to carry out exploration, development and mining activities. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The Company is subject to extensive environmental legislation and the costs of complying with these applicable laws and regulations may be significant

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect Anooraq’s operations. Environmental hazards may exist on the properties in which Anooraq holds interests which are unknown to Anooraq at present and which have been caused by previous or existing owners or operators of the properties. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, Anooraq’s operations and exploration activities are subject to South African national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

Fluctuations in foreign currency exchange rates in relation to the United States dollar may have an adverse effect on the Company’s operating results

Anooraq conducts operations in currencies other than United States or Canadian dollars. Of particular significance is the fact that Anooraq’s operations in South Africa are almost entirely paid for in ZAR, which has historically devalued against the United States dollar as well as the Canadian dollar, but which recently has shown unexpected and substantial strength against most major world currencies, including the United States dollar and the Canadian dollar. The strength in the ZAR, if it continues, will negatively impact the potential profitability of Anooraq’s mining operations.

The price of PGM is denominated in United States dollars and, accordingly, Anooraq’s revenues, if any, are linked to the United States dollars. In order to earn or maintain property interests, certain of Anooraq’s payments are to be made in ZAR. As a result, fluctuations in the United States dollar against the ZAR could have a material adverse effect on Anooraq’s financial results, which are reported in Canadian dollars.

Anooraq’s share price is volatile

The market price of a publicly traded stock, especially a resource company like Anooraq, is affected by many variables not directly related to the mining and exploration success of Anooraq, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares suggests Anooraq’s shares will continue to be volatile.

There are uncertainties as to title matters in the mining industry. Any defects in such title could cause the Company to lose its rights in mineral properties and jeopardize its operations.

Title to mining properties is subject to potential claims by third parties claiming an interest in them. The mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. The Company’s mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are held by Anooraq.

The Company faces intense competition in the mining industry

The mineral exploration and mining business is competitive in all of its phases. Anooraq competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Anooraq, in the search for and the acquisition of attractive mineral properties and the recruitment and retention of skilled labor. Anooraq’s ability to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Anooraq will continue to be able to compete successfully with its competitors in acquiring such properties or prospects. Further, Anooraq has encountered increased competition from other mining companies in its efforts to hire experienced mining professionals. Competition for skilled personnel at all levels is currently very intense, particularly in the mining processing and engineering disciplines. If Anooraq is unable to recruit and retain qualified employees, this could result in interruptions or decreases in Anooraq’s production or exploration activities that could have a material adverse effect on its results of operations, financial condition and cash flows.

Business Risks

Anooraq has no history of earnings

Anooraq has a long history of losses and there can be no assurance that Anooraq will achieve or sustain profitability. Anooraq has not paid any dividends on its shares since incorporation. Anooraq anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Anooraq does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is at the discretion of Anooraq’s board of directors after taking into account many factors including Anooraq’s operating results, financial conditions and anticipated cash needs.

Failure to repay long term borrowings and the level of indebtedness may adversely affect the Company’s ability to finance its operations or to pursue other business opportunities

As of February 28, 2011, Anooraq had cash and cash equivalents of approximately $12.7 million and capital leases and loans and borrowings of approximately $733.5 million. There can be no assurance that Anooraq will be successful in repaying all of its indebtedness. Anooraq’s level of indebtedness could have important consequences for its operations, including:

•

The Company will need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	The Company’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future, or implement its business strategy.

Anooraq expects to obtain the funds to pay its operational and capital expenditures in 2011 through its future cash flows from the Bokoni Mine operations as well as available facilities on the OCSF. See “Overview – Bokoni Mine – Financing the Bokoni Transaction” in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended December 31, 2010. Anooraq’s ability to meet its payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Anooraq will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Anooraq cannot be certain that its existing capital resources and future cash flows from operations will be sufficient to allow it to pay principal and interest on Anooraq’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Anooraq may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. In addition, Anooraq’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Pelawan, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2015, as required by covenants given by Pelawan and Anooraq in favour of the DMR, SARB and Anglo Platinum. The ability of Anooraq to access the bank public debt or equity capital markets on an efficient basis may be constrained by the dislocation in the credit markets, capital and/or liquidity constraints in the banking markets and equity conditions at the time of issuance.

The Company may not meet its production level and operating cost estimates and, if it does not, its results of operations may be adversely affected

Anooraq prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Anooraq’s future cash flows, profitability, results of operations and financial condition.

Anooraq’s actual production and costs may vary from estimates for a variety of reasons, including the following: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Delays or under delivery on projects may adversely affect the Company’s ability to sustain or increase the Company’s present level of production

Anooraq’s ability to sustain or increase its present levels of PGM production is dependent on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including the following: the accuracy of reserve estimates; metallurgical recoveries with respect to PGM and by-products; capital and operating costs of such projects; the future prices of the relevant minerals; and the ability to secure appropriate financing for product development. Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Anooraq to, among other things, find or generate suitable sources of power and water for a project, ensure that appropriate community infrastructure is developed by third parties to support the project, and secure appropriate financing to fund these expenditures.

The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may increase significantly and economic returns may differ materially from Anooraq’s estimates, that metal prices may decrease significantly, or that Anooraq could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed, either on its original timing, or at all. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Mineral reserves and resources are only estimates, and there can be no assurance that the estimated reserves and resources are accurate or that the Company will achieve indicated levels of PGM recovery

Anooraq’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of PGM or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit United States mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However this AIF also contains resource estimates, which are required by NI 43-101. Mineral resource estimates that do not qualify as reserves are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Anooraq’s mineral resources not already qualifying as reserves will be converted into reserves. See “Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources” and “Cautionary Note to Investors Concerning Estimates of Inferred Resources”.

Market price fluctuations of PGM, as well as increased production and capital costs or reduced recovery rates, may render Anooraq’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Anooraq to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Anooraq to reduce its mineral reserves and resources, which could have a negative impact on Anooraq’s financial results. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Anooraq to reduce its reserves. There is also no assurance that Anooraq will achieve indicated levels of PGM recovery or obtain the prices assumed in determining such reserves.

There is no certainty that the Company’s future exploration and development activities will be commercially successful

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Anooraq and its joint venture partners will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Anooraq not receiving an adequate return on invested capital.

The Company’s current exploration projects may not result in discoveries of commercial recoverable quantities of ore

The Platreef, Boikgantsho and Kwanda projects are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be ore. There can be no assurance that commercially mineable ore bodies exist. There is no certainty that any expenditure made in the exploration of the Company’s undeveloped mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company must raise substantial additional funding.

Enforcement of judgments or bringing actions inside the United States against the Company or its directors and officers may be difficult for U.S. investors

The Company is a Canadian corporation, with its principal place of business in South Africa. A majority of the Company’s directors and officers and some or all of the experts named in this AIF are not residents of the United States and substantially all of the Company’s assets and the assets of a majority of the Company’s directors and officers and the experts named in this AIF are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or its directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under United States securities laws. Investors should not assume that courts outside of the United States (1) would enforce judgments of United States courts obtained in actions against the Company or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws.

The loss of key personnel and workforce unavailability could harm the Company’s mining operations and projects

Anooraq is dependent on a relatively small number of key employees (such as the Chief Executive Officer and the Chief Financial Officer), the loss of any of whom could have an adverse effect on Anooraq. The Company also does not maintain any “key person” insurance.

HIV/AIDS is prevalent in Southern Africa. Employees or contractors of the Company may have or could contract this potentially deadly virus. There has been a steady emigration of skilled personnel from South Africa in recent years. Generally, the prevalence of HIV/AIDS could cause lost employee man hours and the emigration of skilled employees could adversely affect Anooraq’s ability to retain its employees.

Anooraq is dependent on a workforce which is heavily unionised with approximately 95% of the workforce belonging to three competing unions. This poses a risk in that union disputes may give rise to industrial action and work stoppages, including strikes, from time to time. Communication and negotiating forums have been established with all unions participating therein.

Failure to replace depleted reserves will result in declining production levels over the long term

The Bokoni Mine is Anooraq’s only producing property. Anooraq must seek to expand the operating areas of the Bokoni Mine and develop other properties to replace reserves depleted by production to maintain production levels over the long term. Reserves also can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Anooraq’s exploration projects involve many risks and may be unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by expansion, discoveries or acquisitions. The mineral base of Anooraq may decline if reserves are mined without adequate development and replacement, and Anooraq may not be able to sustain production beyond the current life of mine, based on current production rates and development.

The Company is subject to exchange control regulations that may affect its ability to transfer assets to or from its foreign subsidiaries and to fund its operations efficiently

South African law provides for exchange control regulations that restrict the export of capital. The exchange control regulations, which are administered by the South African Reserve Bank (“SARB”), regulate transactions involving South African residents, including legal entities, and limit a South African company’s ability to borrow from and repay loans to non-residents and to provide guarantees for the obligations of its affiliates with regard to funds obtained from non-residents.

A portion of the Company’s funding for its South African operations consist of loans advanced to its South African subsidiaries from subsidiaries that are non-residents of South Africa. The Company is in compliance with SARB regulations and is therefore not subject to restrictions on the ability of its South African subsidiaries to transfer funds to the Company or to other subsidiaries. In addition, the SARB has introduced various measures in recent years to relax the exchange controls in South Africa to entice foreign investment in the country. However, if more burdensome exchange controls were proposed or adopted by the SARB in the future, or if the Company was unable to comply with existing SARB regulations, such exchange control regulations could restrict the ability of the Company and its subsidiaries to repatriate funds needed to effectively finance the Company’s operations. Any such limitations, or the perception that such limitations could exist in the future, could have an adverse impact on the Company’s business and share price.

The possible failure to realize anticipated benefits of the Bokoni Transaction

As a result of the completion of the Bokoni Transaction, the Company is in the process of realizing its goal of becoming a significant PGM producer. Achieving the benefits of this and future acquisitions depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses requires the dedication of substantial management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that could adversely affect the Company’s ability to achieve the anticipated benefits of these and future acquisitions.

Disputes or disagreements with third parties who jointly own many of the Company’s assets could adversely affect our business, operating results, cash flows and financial condition

Anooraq holds the bulk of its assets through Plateau’s 51% ownership of Holdco, the remaining 49% being held by Anglo Platinum. Plateau’s interests in these projects are subject to the risks normally associated with the joint ownership of operations. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau’s profitability or the viability of its interests held through Holdco, which could have a material adverse impact on Anooraq’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with Anglo Platinum on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of Anooraq and Anglo Platinum to meet their obligations in respect of jointly owned properties; and (iii) litigation between Anooraq and Anglo Platinum regarding jointly owned property. Future disputes and disagreements with business partners could adversely affect the business of Anooraq and its operations and financial condition.

ITEM 7.	DIVIDEND RECORD AND POLICY

The Company has not declared or paid any dividends or distributions on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Company are being retained for exploration of its projects.

ITEM 8.	DESCRIPTION OF CAPITAL STRUCTURE

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The issued share capital of the Company consists of 201,813,472 common shares, without par value, as at December 31, 2010 and 201,888,473 as at February 28, 2011.

Each common share carries one vote at all meetings of shareholders, participates rateably in any dividend declared by the directors and carries the right to receive a proportionate share of the assets of the Company available for distribution to holders of common shares in the event of a liquidation, dissolution or winding-up of the Company. The holders of common shares have no pre-emptive or conversion rights.

Preference shares

115,800 B2 Convertible Preference shares (authorized and issued) of $0.1418 each and 111,600 B3 Convertible Preference shares (authorized and issued) of $0.1418 were issued during the year ended December 31, 2009.

The final effects of the share settled financing completed in connection with the Bokoni Transaction will result in RPM receiving a fixed number of 115.8 million common shares of Anooraq and Pelawan, Anooraq’s controlling shareholder, receiving a fixed number of 111.6 million common shares of Anooraq.

These preference shares are convertible upon the earlier of the date of receipt of a conversion notice from RPM and July 1, 2018.

A dividend will be declared on the last business day immediately prior to the conversion date, in terms of a formula set out in the preference share subscription agreement.

ITEM 9.	MARKET FOR SECURITIES

Anooraq’s common shares are listed and posted for trading in Canada on the TSXV under the symbol “ARQ”. Anooraq’s common shares have traded on the TSXV (and its predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange) since September 24, 1987. Until March 12, 2004, Anooraq’s common shares traded in the United States on the OTCBB under the symbol “ARQRF”. Commencing March 15, 2004, Anooraq’s common shares have traded in the United States on the American Stock Exchange and, since the purchase of that exchange by the New York Stock Exchange, on the NYSE Amex under the symbol “ANO”. Commencing December 19, 2006, Anooraq’s common shares have traded in South Africa on the Johannesburg Stock Exchange under the symbol “ARQ”.

The following table sets out the historical high and low prices for trades and the volume of trading of the Anooraq’s common shares as reported by the TSXV, NYSE Amex and JSE for the periods indicated:

	ARQ-V (in CAD)			ANO (in USD)			ARQ (in ZAR)
Financial Year 2010	High	Low	Average Volume	High	Low	Average Volume	High	Low	Average Volume
Jan-10	$1.65	$0.92	162,817	$1.45	$0.83	635,826	R12.00	R6.25	25,279
Feb-10	$1.37	$1.14	30,959	$1.30	$1.12	228,087	R10.05	R8.38	12,559
Mar-10	$1.60	$1.24	52,607	$1.56	$1.20	494,356	R11.35	R9.00	16,161
Apr-10	$1.75	$1.51	93,700	$1.78	$1.48	672,546	R13.00	R10.45	33,734
May-10	$1.80	$1.07	71,282	$1.73	$1.00	525,195	R13.20	R8.00	31,452
Jun-10	$1.40	$1.08	28,942	$1.33	$1.01	195,137	R10.49	R8.20	12,697
Jul-10	$1.19	$0.95	26,023	$1.14	$0.92	138,874	R9.00	R7.50	28,390
Aug-10	$1.21	$0.88	39,958	$1.24	$0.82	237,523	R9.25	R6.00	35,720
Sep-10	$1.03	$0.88	56,821	$0.98	$0.83	373,585	R7.15	R6.50	52,149
Oct-10	$1.60	$0.95	164,564	$1.57	$0.92	879,620	R10.30	R6.71	53,825
Nov-10	$1.48	$1.16	87,545	$1.48	$1.13	370,249	R9.94	R8.40	27,295
Dec-10	$1.66	$1.17	61,615	$1.69	$1.17	553,289	R10.62	R8.30	39,921

There is no market for the Company’s B2 and B3 Preferred Shares. See Item 8 for details regarding outstanding non-listed securities.

ITEM 10.	ESCROW SECURITIES

The following table sets out the number of securities of the Company held, to the knowledge of the management of the Company, in escrow as of February 28, 2011 and the percentage that number represents of the outstanding securities of that class.

Designation of Class	Number of Securities held in Escrow	Approximate Percentage of Class
Common Shares (1)	58,805,135	29% (4)(5)
Common Shares (2)	56,691,303	28% (4)(6)
“B3” Preference shares (3)	111,600	100% (7)(8)

Notes:

(1)	These shares are registered in the name of the Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in “The Acquisition – Description of Lockup Arrangements for Consideration Shares” in the August 2004 Circular. The total number of shares held by the Pelawan Trust at February 28, 2011 was 115.5 million.
(2)	Pursuant to implementation of the Bokoni Transaction, Pelawan, the sole beneficiary of the Pelawan Trust, which is the controlling shareholder of Anooraq, established a special purpose vehicle as a wholly owned subsidiary of Pelawan (the “Pelawan SPV”) and transferred 56,691,303 of its Anooraq shareholding to the Pelawan SPV as security for the B2 and B3 Preference Shares. These shares remain subject to the lockup arrangements described in Note 1 above.

(3)	The Pelawan SPV holds 111,600 B3 Preference Shares which are ultimately convertible into 111.6 million Anooraq common shares. These shares, once converted, remain subject to the lockup arrangements described in Note 1 above.
(4)	This percentage disclosed relates to the number of shares held in escrow, divided by the number of common shares outstanding, before dilution, as at February 28, 2011, being 201,888,473.
(5)	The percentage of class on a fully diluted basis relating to the shares described in Note 1 is 14%. The percentage of class on a fully diluted basis has been calculated as the number of shares in escrow, divided by the diluted weighted average number of common shares as at February 28, 2011, being 424,676,629.
(6)	The percentage of class on a fully diluted basis relating to the shares described in Note 2 is 13%. The percentage of class on a fully diluted basis has been calculated as the number of shares in escrow, divided by the diluted weighted average number of common shares as at February 28, 2011, being 424,676,629.
(7)	The “B3” Preference Shares held in escrow represent the only outstanding “B3” Preference Shares as of December 31, 2010, so the percentage of class on a pre-conversion non-diluted basis is 100%.
(8)	The percentage of class on a post-conversion fully diluted basis is 26%. The calculation was determined as the number of shares in escrow after conversion, being 111,600,000, divided by the diluted weighted average number of common shares as at February 28, 2011, being 424,676,629.

ITEM 11.	DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a directors of the Company. Each director’s term of office expires at the next annual general meeting of the shareholders of the Company.

Name, position with the Company and province or state and country of residence	Period(s) as a Director or Officer of the Company	Common shares beneficially owned, controlled or directed (1) (2)		B3 Preference shares (1) (3)
Fikile Tebogo De Buck (6) (7) (9) Director Johannesburg, South Africa	Since November 2008	Nil

Anu Dhir (6) (8) (9) (10) Director London, UK	Since July 2008	Nil

Wayne Kirk (6) (7) Director Washington, United States	Since July 2005	3,000

Philip Kotze Director, President and Chief Executive Officer Randfontein, South Africa	Since July 2008	250,000

Harold Motaung Director Gauteng, South Africa	Since September 2004	34,451,108	(4)	18,972,000

Tumelo Motsisi (10) Director and Chairman Gauteng, South Africa	Since September 2004	49,269,232	(5)	26,784,000

Name, position with the Company and province or state and country of residence	Period(s) as a Director or Officer of the Company	Common shares beneficially owned, controlled or directed (1) (2)	B3 Preference shares (1) (3)

Sipho Nkosi (7) (8) Director Gauteng, South Africa	Since November 2004	Nil

Rizelle Sampson (9) Director Gauteng, South Africa	Since September 2004	Nil

Ronald Thiessen (10) Director British Columbia, Canada	Since April 1996	740,923

Joel Kesler Company secretary Gauteng, South Africa	Since March 2010	756,361

De Wet Schutte Chief Financial Officer Gauteng, South Africa	Since May 2010	Nil

Notes:

(1)	The information as to number of common shares beneficially owned controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.
(2)	Directors personally own or control a total of 85,470,624 common shares which represent approximately 42.3% of the current outstanding shares. The directors also hold 9,141,000 options.
(3)	Directors personally own or control a total of 45,756,000 B3 Preference Shares which represent approximately 41% of the current outstanding shares.
(4)	Indirect holdings being 170 of the 1,000 common shares in the issued and outstanding share capital of Pelawan, multiplied by the number of common shares of Anooraq (201,888,473) held by the Pelawan Trust.
(5)	Indirect holdings being 240 of the 1,000 common shares in the issued and outstanding share capital of Pelawan, multiplied by the number of common shares of Anooraq (201,888,473) held by the Pelawan Trust.
(6)	Member of the Audit Committee.
(7)	Member of the Nominating and Governance Committee.
(8)	Member of the Compensation Committee.
(9)	Member of the Sustainable Development and Health and Safety Committee.
(10)	Member of the Investment Committee.

Additional details including the principal occupation for the past five years of the above directors are as follows:

FIKILE TEBOGO DE BUCK, CA – Director

Fikile Tebogo De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a Bachelor of Arts degree in Economics and Accounting from the University of Swaziland. Ms. De Buck is currently a non-executive director of Harmony Gold Mining Company Ltd and is a member of various board committees of Harmony including the Audit Committee. She has also served in various positions at the Council for Medical Schemes in South Africa.

Ms. De Buck is, or was within the past 5 years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2008	Present
Harmony Gold Company Limited	Director	April 2006	Present

ANU DHIR, BA, JD – Director

Anu Dhir holds a Bachelor of Arts degree from the University of Toronto and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, United States. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas and technology sectors. Ms. Dhir served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company and is currently Managing Director of Miniqs Limited, a private group primarily interested in resource projects that have the capability to grow into major producing operations. Ms. Dhir is a non-executive director of Frontier Rare Earths Limited, a TSX-listed company that is focused on rare earth elements and also serves as a non-executive director of Compass Asset Management headquartered in Almaty, Kazakhstan.

During the past five years, Ms. Dhir is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present
Katanga Mining Limited	Director	March 2004	November 2004
	Vice President, Corporate Development	January 2006	October 2009
Andina Minerals Inc.	Officer	January 2006	November 2006
Compass Asset Management	Director	June 2009	Present
Miniqs Limited	Director and Officer	March 2010	Present
Frontier Rare Earths Limited	Director	November 2010	Present

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired attorney and consultant. With over 35 years professional experience, Mr. Kirk also has over nine years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001, Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest in San Francisco.

During the past five years, Mr. Kirk is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

PHILIP KOTZE, President, CEO and Director

Philip Kotze is a mining engineer with over 29 years of experience in the mining industry, including both operations and executive positions at AngloGold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold Mining Company Limited. A graduate of the University of Witwatersrand with a Graduate Diploma in Engineering (Mining Economics), Mr. Kotze also holds a National Higher Diploma in Metalliferous Mining (WITS Technikon) as well as qualifications in Industrial Relations and Management.

During the past five years, Mr. Kotze is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present

A. H. C. HAROLD MOTAUNG, BSc, MBA – Director

Harold Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor. Mr. Motaung then moved to the South African Government’s Department of Minerals and Energy (“DME”) as a director within the Mine Inspectorate. As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act. Subsequently he was appointed Chief Director within the Mine Inspectorate. His portfolio included the gold, platinum and coal regions of South Africa.

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the MQA. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Mineral Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited. Mr. Motaung has been a director of Anooraq since September 2004 and is not a director of any other public companies. Mr. Motaung is the founding member and CEO of Pelawan, the controlling shareholder of Anooraq. Recently he was appointed and served on the board of Mintek as the non-executive chairman.

During the past five years, Mr. Motaung is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present

TUMELO M. MOTSISI, BA, LLM, MBA – Executive Chairman and Director

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the Negotiated Benefits Consultants division of Alexander Forbes, a South African financial services company.

In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions. He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi also served as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings. Mr. Motsisi is a member and director of several South African companies. Mr. Motsisi has been a director of Anooraq since September 2004 and is not a director of any other public companies.

During the past five years, Mr. Motsisi is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present

SIPHO A. NKOSI, B.Comm, MBA – Director

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the United States. He has an extensive background in the mining and power industries. Mr. Nkosi is the CEO of Exxaro Resources Limited. Prior to this, Mr. Nkosi was one of the founders and CEO of Eyesizwe coal (Pty) Ltd, which merged with Kumba Resources to form Exxaro. Prior to Eyesizwe Coal, Mr. Nkosi was Country Manager of ABB Alstom Power (SA), having previously worked with Anglo Coal and Ingwe. In 1992, Mr. Nkosi joined Ingwe as the Marketing Manager responsible for international coal marketing. He was Export Marketing Co-ordinator in the international marketing division of Anglo Coal from 1986 to 1991.

Mr. Nkosi has been the President of the Chamber of Mines of South Africa since 2008, being an Executive Council member of the Chamber of Mines since 2006.

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present
Exxaro Resources Limited	Director	November 2006	Present
Sanlam Limited	Director	March 2006	Present
Great Basin Gold Ltd.	Director	August 2003	July 2009

During the past five years, Mr. Nkosi is, or has been a director of the following public companies:

RIZELLE M. SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Corporate Finance from the University of London (School of Economics), a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd, she co-founded African Footprint Investment Holdings (Pty) Ltd (“AFIH”), an investment holding company that is mainly black woman owned and managed. Ms. Sampson represents AFIH on the board of Tellumat (Pty) Ltd. She is also a trustee of the Sentech Educational Fund Advisory Board and a non-executive director of IPSA Group Plc and Diesel Power Open Cast Mining.

During the past five years, Ms. Sampson is, or has been a director of the following public companies:

Company	Positions Held	From	To
Diesel Power Open Cast Mining	Director	June 2010	Present
Independent Power Southern Africa (IPSA) Group PLC	Director	January 2009	Present
Anooraq Resources Corporation	Director	September 2004	Present

RONALD W. THIESSEN, CA – Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director President and Chief Executive Officer	April 1996	Present
		September 2000	August 2007

Amarc Resources Ltd.	Director President and Chief Executive Officer	September 1995	Present
		September 2000	Present

Continental Minerals Corporation	Director Co-Chairman	November 1995	Present
		January 2006	Present

Detour Gold Corporation	Director Chairman	July 2006	Present
		July 2006	March 2009

Farallon Resources Ltd.	Director Chairman	August 1994	Present
		December 2005	Present

Great Basin Gold Ltd.	Director Co-Chairman Chairman	October 1993	Present
		December 2005	November 2006
		November 2006	Present

Northern Dynasty Minerals Ltd.	Director President and Chief Executive Officer	November 1995	Present
		November 2001	Present

Rockwell Diamonds Inc.	Director President and CEO Chairman	November 2000	September 2007
		November 2000	September 2006
		September 2006	September 2007

Taseko Mines Limited	Director Co-Chairman Chairman	October 1993	Present
		July 2005	May 2006
		May 2006	Present

Tri-Gold Resources Corp.	Director	July 1992	December 2006

JOEL KESLER, B.COM, LLB (CUM LAUDE) UCT – Executive: Corporate and Business Development

Joel Kesler is a South African qualified lawyer with significant experience in mining finance and business development. He currently serves on Anooraq’s executive committee and is responsible for the Company’s Corporate and Business Development. He also serves as corporate secretary to the Company. Mr. Kesler is not a director of any public companies.

DE WET SCHUTTE, B.COM (HONS), CA (SA) – Chief Financial Officer

De Wet Schutte is a chartered accountant with significant experience in mining, corporate finance and business development. Mr. Schutte previously held executive positions at Renova Investments, Harmony Gold Mining Ltd. and Mittal Steel, with responsibilities covering corporate transactions, project development and financial reporting in a listed environment. Mr. Schutte is not a director of any public companies.

Conflicts of Interest

Effective May 1, 2005, all employees of Pelawan were absorbed into the Company. Between that date and the finalization of the RTO there was an interim resource sharing arrangement between the Company and Pelawan in relation to the South African office and activities of the Company, which could have represented a potential conflict of interest for two of the directors of the Company, namely Messrs. Motsisi and Motaung, who are related to Pelawan. Under this resource sharing arrangement, the Company reimbursed Pelawan in respect of certain of its overhead expenditures, subject to fixed budget arrangements.

Directors and officers of Anooraq may from time to time serve as directors of and have an interest, either directly or indirectly, in other companies involved in natural resource exploration and development. As a result, a director of Anooraq may be presented, from time to time, with situations, which give rise to an apparent conflict of interest. On any conflict situation, a director may abstain from voting on resolutions of the Board of Directors that evoke such conflict in order to have the matter resolved by an independent Board, or the situation may be presented to the shareholders of Anooraq for ratification. In any event, the directors of Anooraq must, in accordance with the laws of British Columbia, act honestly and in good faith and in the best interests of Anooraq, and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of Anooraq.

ITEM 12.	AUDIT COMMITTEE

The Audit Committee’s Charter

The text of the Company’s Audit Committee charter is available on SEDAR and its corporate governance manual on the Company’s website (www.anooraqresources.com).

Composition of the Audit Committee

As at the date hereof, the members of the Audit Committee of the Company are Anu Dhir, Fikile De Buck, and Wayne Kirk, all of whom are financially literate and all of whom are “independent” within the meaning of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Section 803A of the NYSE Amex Company Guide and Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”).

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Fikile Tebogo De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a Bachelor of Arts degree in Economics and Accounting from the University of Swaziland. Ms. De Buck is currently a non-executive director of Harmony Gold Mining Company Ltd and is a member of various board committees of Harmony including the Audit Committee. She is also a non-executive director and chair of the Audit Committee of Rand Uranium. She has also served in various positions at the Council for Medical Schemes in South Africa.

Anu Dhir holds a bachelor of arts degree from the University of Toronto, Canada and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, USA. She was called to the Connecticut bar in 1995. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas and technology sectors. She most recently served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company. She serves on the board of directors of Compass Asset Management (subsidiary of the VISOR Group) headquartered in

Almaty, Kazakhstan. She is currently Managing Director of Miniqs Ltd. a private group that is primarily interested in resource projects that have the capability of growing into major producing operations.

Wayne Kirk is a retired attorney and consultant. With over 35 years professional experience Mr. Kirk also has over nine years senior executive experience in the mining industry. Mr. Kirk is a citizen of the United States and is a resident of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest in San Francisco.

Pre-Approval Policies and Procedures

The following procedures govern the engagement of audit and non-audit services to be provided by the Company’s auditors:

1.	The Audit Committee will approve once per fiscal year those services which are pre-approved for the fiscal year, and the maximum amounts which may be incurred on such services.

2.	Additions to the schedule of pre-approved audit and non-audit services may be approved at any time by a majority of the members of Audit Committee. Any such approvals will be reported by the approving members to the full Audit Committee at its next meeting.

The Company’s auditors are required to provide an independence letter once per fiscal year.

ITEM 13.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On December 10, 2010, an arbitration award was made against Anooraq in the arbitrations between the Company and North Corporate Finance Advisory Services Limited, as well as QuestCo (Pty) Ltd, relating to disputed fee payments associated with the Bokoni Transaction. The award was that the Company should make payment to North Corporate Finance Advisory Services Limited of an amount of $1,2 million or the ZAR equivalent as at the date of payment, together with interest at 15.5% from July 1, 2009 to date of payment as well as the costs of the arbitration. As against Questco (Pty) Ltd, it was ordered that the Company make payment of the sum of ZAR4 million VAT and interest calculated at 15.5% from July 1, 2009 to date of payment as well as costs. These amounts have subsequently been discharged in full.

There are no further legal proceedings as at March 23, 2011.

ITEM 14.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Management Contracts

To the knowledge of management of Anooraq, no insider or nominee for election as a director of Anooraq had any interest in any material transaction during the financial year ended December 31, 2010 or has any interest in any material transaction in the current year except as herein disclosed.

HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. HDSI is one of the largest independent mining exploration groups in North America and has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in the United States, Mexico, China and South Africa. HDSI allocates the cost of staff input into projects based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDSI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers. The agreement can be cancelled on 30 days’ notice. HDSI is managed by a group that includes one of the directors of the Company, Ronald Thiessen.

Pelawan is a significant shareholder of the Company and has certain directors in common with the Company. Pelawan became a majority shareholder on September 29, 2004. During the years ended December 31, 2010 and 2009, Pelawan did not provide any services to the Company.

ITEM 15.	TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada (Vancouver) and Computershare Investor Services 2004 (Pty) Ltd. (Johannesburg) are the co-transfer agents and co-registrars for the common shares of Anooraq.

ITEM 16.	MATERIAL CONTRACTS

Except for contracts mentioned below or entered into in the ordinary course of business, there were no other material contracts entered into by Anooraq in the financial year ended December 31, 2010 or before the financial year ended December 31, 2010 and still in effect. The contracts entered into, including some from prior years but which are still in effect, are the following:

•	Amending Agreement between Pelawan, Anooraq and the Pelawan Trust, dated as of December 20, 2007;

•	Sale of Concentrate Agreement between RPM and Bokoni, dated December 21, 2007;

•	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated March 28, 2008, as amended on May 13, 2009 (the “Phase 3 Implementation Agreement”);

•	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated March 28, 2008, as amended on May 13, 2009;

•	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho, dated March 28, 2008, as amended on May 13, 2009;

•	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine (Proprietary) Limited (formerly Richtrau No. 207 (Proprietary) Limited), dated March 28, 2008, as amended on May 13, 2009;

•	Holdco Shareholders Agreement among Plateau, RPM and Richtrau 179 (Pty) Ltd dated March 28, 2008;

•	Umbrella Services Agreement amongst Anglo Platinum, Anooraq and Holdco, dated March 28, 2008;

•	Term Loan Agreement between RPM and Plateau, signed on November 23, 2008;

•	Anooraq Shareholders Agreement among Anooraq, Pelawan and the Pelawan Trust dated June 12, 2009;

•	Exchange Agreement among Anooraq, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated June 12, 2009;

•

Global Intercreditor Agreement between Anooraq, Plateau, Micawber 634 (Pty) Limited and Micawber 603 (Pty) Limited, RPM, Standard Chartered Bank and Tumelo Motsisi and Harold Motaung on behalf of the Pelawan Dividend Trust dated June 12, 2009;

•	Senior Term Loan Facilities Agreement dated June 12, 2009 between Plateau, Standard Chartered Bank and Micawber 634 (Pty) Limited;

•	Standby Loan Facility Agreement between Plateau and RPM dated June 12, 2009;

•	RPM Funding Loan Agreement between RPM and Holdco dated June 12, 2009;

•	RPM Plateau A Preference Share Subscription Agreement between Plateau, N2C and RPM dated June 12, 2009;

•	Plateau Funding Loan Agreement between Plateau and Holdco dated June 12, 2009;

•	Operating Cash Flow Shortfall Loan Facility Agreement between Plateau and RPM dated June 12, 2009;

•	Opco Funding Loan Agreement between Holdco and Richtrau No. 177 (Pty) Limited dated June 12, 2009;

•

Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan, Anooraq, Plateau and RPM dated June 26, 2009;

•	RPM Funding Common Terms Agreement between, inter alia, RPM, Plateau, Central Plaza Investments 78 (Pty) Limited and Anooraq dated June 12, 2009; and

•	Deloitte Mining Shared Service Centre Agreement between Plateau and Deloitte Consulting (Pty) Ltd dated May 3, 2010.

ITEM 17.	INTERESTS OF EXPERTS

17.1 Experts

G. J. van der Heever (GeoLogix Mineral Resource Consultants (Proprietary) Limited); A. Deiss, G. Mitchell, Dr. W. Northrop (ExplorMine) and B. Reddy (Executive: Mineral strategy and exploration at Anooraq, Non-independent), are persons

(a)	who are named as having prepared, or co-prepared, a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

(b)	whose profession or business gives authority to the report made by him.

G. J. van der Heever (GeoLogix Mineral Resource Consultants (Proprietary) Limited) and A. Deiss, G. Mitchell, Dr. W. Northrop (ExplorMine) are persons who have no interest in the common shares of the Company, directly or indirectly, or through stock options.

B. Reddy has a non-material interest (less than 1%) through stock options in the common shares of the Company.

KPMG Inc. are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Code of Ethics issued by the International Federation of Accountants, which code is adopted by the Independent Regulatory Board for Auditors by whom they are regulated for audit purposes in South Africa and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder.

ITEM 18.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans, where applicable, is contained in the Company’s Management Information Circular (amended) (“Amended 2010 Information Circular”), filed on SEDAR on June 18, 2010. Additional financial information is provided in the Company’s consolidated financial statements for the year ended December 31, 2010 and its management’s discussion and analysis in relation thereto.

The following documents can be obtained upon request from the Company’s Shareholder Communication Department by calling +1 (604) 684-6365:

(i)	this AIF, together with any document incorporated herein by reference;

(ii)	any interim financial statements filed with securities commissions subsequent to the audited financial statements for the Company’s most recently completed financial year; and

(iii)	Amended 2010 Information Circular.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 19.	AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Ms. Fikile Tebogo De Buck, a member of the Audit Committee of the Company, qualifies as an audit committee “financial expert”, within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act, based on her education and experience. Ms. De Buck is “independent” within the meaning of Rule 10A-3 under the Exchange Act, Section 803A of the NYSE Amex Company Guide and MI 52-110.

B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company, including its Chief Executive Officer, Chief Financial Officer and other senior officers. The “Ethics and Business Conduct Policy” is a part of the Company’s Corporate Governance Manual, which is available on the Company’s website at www.anooraqresources.com.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm, KPMG Inc., for various services.

Services:	Year ended December 31, 2010	Year ended December 31, 2009
Audit Fees (1)	$1,159,069	$285,514
Audit-Related Fees (2)	—	$48,862
Tax Fees (3)	$70,442	—
Non Audit-Related Fees	—	—

	$1,229,511	$334,376

Note:

(1)	Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Company’s external auditor reasonably can provide, and include audits of the Company’s annual financial statements, interim reviews, comfort letters and consents, other attest services related to the audit, statutory or regulatory filings, and services associated with the filing of documents with regulatory authorities.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as audit fees, and include consultations related to financial accounting and reporting matters and standards, and other periodic reports.
(3)	Tax fees consist of fees billed for professional services rendered for tax compliance (including income and royalty tax payable), tax advice and tax planning.

From time to time, management of the Company recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company’s auditors. The Audit Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors.

For the fiscal year ended December 31, 2010, all audit and non-audit services performed by KPMG Inc. were pre-approved by the Audit Committee.

ITEM 20.	OFF BALANCE SHEET ARRANGEMENTS

None.

ITEM 21.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by period ($ million)
	Total at 12/31/10	Less than one year	2 to 3 years	4 to 5 years	More than 5 years
Contractual obligation	8.1	8.1	—	—	—
Long term debt obligations (1)	1,107.4	94.4	44	890.4	78.6
Operating lease obligations (2)	0.8	0.4	0.4	—	—
Purchase obligations (3)	27.3	12.5	8.7	6.1	—
Derivative liability	5	—	5	—	—

Total	1,148.6	115.4	58.1	896.5	78.6

(1)	The Company’s long term debt obligations, which includes scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation is denominated in ZAR. Long term obligations have been presented at an exchange rate of $1 = ZAR 6.6225.
(2)	The Company has routine market-price leases on its office premises in Johannesburg, South Africa.
(3)	The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.